

OpenLending
Less Risk, More Reward

2024 Annual Report
Open Lending Corporation

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-39326

OpenLending

OPEN LENDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**84-5031428**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
1501 S. MoPac Expressway Suite #450 **Austin** **Texas**	**78746**
(Address of principal executive offices)	(Zip Code)

(512**)** 892-0400

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	**LPRO**	**The Nasdaq Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 30, 2024, based on the closing price of $5.58 for shares of the Registrant's common stock as reported by the Nasdaq, was approximately $0.5 billion. Shares of common stock beneficially owned by each executive officer, director and holders of more than 10% of the Registrant's common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 25, 2025, the registrant had 119,782,899 outstanding shares of common stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the Company's definitive proxy statement for the 2025 annual meeting of stockholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "appears," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

- our financial performance;

- changes in our strategy, future operations, financial position, forecasting model, estimated revenues and losses, projected costs, prospects and plans;

- the turnover in automotive lenders, as well as varying activation rates and volatility in usage of our Lenders Protection™ platform ("LPP") by automotive lenders;

- the impact of macroeconomic conditions and the relative strength of the overall economy, including its effect on unemployment, consumer spending and consumer demand for automotive products;

- the costs of services in absolute dollars and as a percentage of revenue;

- general and administrative expenses, selling and marketing expenses and research and development expenses in absolute dollars and as a percentage of revenue;

- the growth in loan volume from our top ten automotive lenders relative to that of other automotive lenders and associated concentration of risks;

- our compliance with regulatory requirements, including federal and state consumer lending and consumer protection laws;

- expansion plans and opportunities;

- the impact of projected operating cash flows and available cash on hand on our business operations in the future;

- the ability to maintain the listing of our common stock on the Nasdaq Stock Market LLC ("Nasdaq");

- changes in applicable laws or regulations, including under the current U.S. administration; and

- applicable taxes, inflation, tariffs, supply chain disruptions, including global hostilities and responses thereto, interest rates and the regulatory environment.

All forward-looking statements are based on information and estimates available to us at the time of this Annual Report and are not guarantees of future financial performance. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described in Item 1A—Risk Factors and elsewhere in this Annual Report. We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report. You should not rely upon forward-looking statements as predictions of future events.

You should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements.

Item 1. *Business.*

Unless the context otherwise requires, "we," "us," "our," "Open Lending," and the "Company" refers to Open Lending Corporation, the combined company and its subsidiaries. Open Lending, LLC and Lenders Protection, LLC are wholly owned subsidiaries of Open Lending Corporation.

Company Overview

We are a leading provider of lending enablement and risk analytics to credit unions, regional banks, finance companies and the captive finance companies of automakers ("OEM captive finance companies"). Our customers, collectively referred to herein as automotive lenders, make automotive consumer loans to underserved near-prime and non-prime borrowers by harnessing our risk-based interest rate pricing models, powered by our proprietary data and real-time underwriting of automotive loan default insurance coverage from insurers. Since our inception in 2000, we have facilitated over one million automotive loans representing over $25.1 billion in originations, accumulated more than 20 years of proprietary data and developed over two million unique risk profiles. We currently serve 441 active lenders.

Lenders Protection Platform

Our flagship product, LPP, is a cloud-based automotive lending enablement platform. LPP supports loans made to near-prime and non-prime borrowers and is designed to underwrite default insurance by linking automotive lenders to our insurance partners. The platform uses risk-based pricing models which enable automotive lenders to assess the credit risk of a potential borrower using data-driven analysis. Our proprietary risk models project loan performance, including expected losses and prepayments, in arriving at the optimal contract interest rate. LPP recommends a risk-based, all-inclusive interest rate for a loan that is customized to each automotive lender, reflecting cost of capital, loan servicing and acquisition costs, expected recovery rates and target return on assets. LPP risk models use a proprietary score in assessing and pricing risk on automotive loan applications. This score combines credit bureau data and Fair Credit Reporting Act ("FCRA")-compliant alternative consumer data to more effectively assess risk and determine the appropriate insurance premium for any given loan application.

LPP is powered by technology that delivers speed and scalability in providing interest rate decisioning to automotive lenders. It supports the full transaction lifecycle, including credit application, underwriting, real-time insurance approval, settlement, servicing, invoicing of insurance premiums and fees and advanced data analytics of the automotive lender's portfolio under the program. Through electronic system integration, our software technology connects us to parties in our ecosystem.

A key element of LPP is the unique database that drives risk decisioning using data accumulated for more than 20 years. When a loan is insured at origination, all attributes of the transaction are stored in our database. Through the claims management process, we ultimately obtain loan life performance data on each insured loan. Having granular origination and performance data allows our data scientists and actuaries to evolve and refine risk models, based on actual experience and third-party information sources.

Our Business Model

We specialize in risk-based pricing and modeling and provide automated decision-technology for automotive lenders throughout the U.S. We target the financing needs of near-prime and non-prime borrowers, or borrowers with a credit bureau score generally between 560 and 699, who are underserved in the automotive finance industry. Traditional lenders focus on prime borrowers, where an efficient market has developed with interest rate competition that benefits borrowers. Independent finance companies focus on sub-prime borrowers. Borrowers who must utilize the near-prime and non-prime automotive lending market have fewer lenders focused on loans with longer terms or higher interest rates. As a result, many near-prime and non-prime borrowers turn to sub-prime lenders, resulting in higher interest rate loan offerings than such borrower's credit profile often merits or warrants. We seek to make this market more competitive, resulting in more attractive loan terms.

We operate a business-to-business model. Our customers are automotive lenders. LPP enables automotive lenders to expand their lending guidelines to offer loans to borrowers with lower credit bureau scores, potentially leading to increased loan originations and higher loan advance rates. LPP integrates directly with automotive lenders' existing loan origination systems, facilitating electronic delivery of all-inclusive loan rates in real-time to automotive lenders. LPP is designed to provide a real-time experience for automotive lenders that is intuitive and easy to use.

We have exclusivity agreements with insurance partners who provide default insurance to automotive lenders on individual automotive loans processed through LPP, which underwrites the risk on each loan application. Our insurance partners issue default insurance to our customers, thereby creating a direct contractual relationship between the insurer and the lender. We allocate loan applications to insurance partners based on pre-determined percentages, which are embedded within LPP.

Our insurance partners contract with our wholly owned subsidiary, Insurance Administrative Services, LLC ("IAS"), to perform claims administration and in turn pay us administrative fees representing a portion of the insurance premiums paid by the automotive lenders. IAS provides continuity of customer service and allows for a seamless experience between LPP, insurance partners and automotive lenders.

We refer to loans facilitated through LPP as certified loans based on the date the loan is awarded to the consumer. Revenue is comprised of program fees paid by automotive lenders for the use of LPP to underwrite loans; profit-sharing with our insurance partners that provide default insurance to automotive lenders; and fees paid by our insurance partners for claims administration services. Approximately 80% of the expected revenue is collected in the first 12 months after loan origination, with the balance comprised of administration fees and underwriting profit share that are realized over the remaining life of the loan.

LPP program fees vary as a percentage of the loan amount, averaging $515 per loan in 2024, and are recognized upon receipt of the loan by the consumer. The program fee is typically paid either in one single payment in the month following loan certification or in equal monthly payments over the 12 months following loan certification. Profit share represents our participation in the underwriting profit generated through the use of LPP. We receive 72% of the aggregate monthly insurance underwriting profit on each insurer's portfolio, calculated as the monthly premium earned by the carrier less the carrier's expenses and incurred losses. The underwriting profit on each loan is earned upfront and received over its life, with the majority received in the first 12 months of the loan. In 2024, LPP generated, on average, $479 in profit share revenue per loan, which excludes the change in estimate associated with profit share reported on certified loans. We refer to the prior periods as historic vintages. Claims management administration fees are typically calculated as 3% of monthly insurance earned premium for as long as a loan remains outstanding. The administration fee is recognized monthly as earned and decreases over time as the loan amortizes.

Our Ecosystem

LPP enables the parties in our robust ecosystem to benefit from the ability to integrate with one another through our platform, which we believe improves the volume and quality of lending options made available to both lenders and borrowers in the automotive market.

Automotive Lenders

Our customers are credit unions, regional banks, finance companies and OEM captive finance companies that use LPP. Our customers rely on us to assist in insuring against loan defaults by pairing them with highly rated insurance companies that mitigate the added risk associated with lending to near-prime and non-prime borrowers.

We support new and used automotive loans originated through a number of channels, including direct loans where the customer interfaces directly with the lender, indirect loans through networks of auto dealers who work with our lenders, and in targeted refinance programs implemented by our lenders.

Insurance Partners

As of December 31, 2024, we partner with three active insurance partners to provide auto loan default insurance policies for LPP certified loans. Our insurance partners are required to maintain not less than "A-" Financial Strength Rating by A.M. Best insurance rating company.

On November 13, 2024, we mutually agreed with Arch Insurance North America ("Arch") to terminate our program management agreement with Arch, effective as of November 15, 2024. Arch will no longer provide auto loan default insurance policies for LPP certified loans. However, Arch will continue to service and provide claim funding for any of its existing default insurance policies for the remaining life of the loans associated with such policies. In 2024, we transitioned our customers who previously used Arch to our other insurance carriers.

See "*Item 1A—Risk Factors—Risks Related to Our Business—If we lose one of more of our insurance partners and are unable to replace their commitments, it could have a material adverse effect on our business.*"

Borrowers

We address the financing needs of borrowers with a credit bureau score generally between 560 and 699, also referred to as consumers. We seek to meet their specific needs by supporting lending opportunities through the use of LPP.

Value Proposition

Automotive Lenders

Increased loan originations. LPP allows automotive lenders to add financing solutions and increase underwriting and credit protection solutions that we believe enable such automotive lenders to make more near-prime and non-prime loans with attractive risk return profiles. With LPP, automotive lenders are able to make loans on additional vehicles, including financing on older model vehicles, higher mileage used vehicles, longer loan terms and on after-market product sales.

Higher loan advance rates. LPP may enable higher loan advances relative to vehicle value on auto loans. With LPP, indirect lenders are able to offer a higher payment to income ratio allowing automotive lenders and dealers to receive internal approvals more often on requested loan structures instead of receiving counteroffers at lower loan advance rates.

Ability to finance older model year vehicles. LPP underwriting allows automotive lenders to advance loans on used vehicles up to eleven model years old, compared to four to seven model years under traditional automotive loan models.

Ability to finance higher mileage vehicles and longer loan terms. Many automotive lenders limit mileage on eligible vehicles to 100,000 miles or less. LPP underwriting guidelines allow automotive lenders to underwrite loans for eligible vehicles up to 150,000 miles, enabling automotive lenders to finance the purchase of vehicles with higher mileage and expanding the sales reach of lenders and dealers. In addition, LPP supports loan terms up to 84 months for qualified new and used vehicles allowing lenders to better serve near-prime and non-prime customers.

Higher allowance for after-market product sales. A material profit center for auto dealers is the profit on the sale of after-market products such as Guaranteed Asset Protection insurance, or insurance covering the difference between the loan balance and insurance proceeds when a vehicle is damaged, vehicle warranties and extended service plans. Automotive lenders generally impose a maximum limit on the amount of after-market products that can be included in the loan balance. With LPP, the maximum limit on after-market products that can be included in the loan balance is generally higher, allowing dealers the opportunity to make higher profits. If the automotive lender has a significant flow of direct to consumer auto loans, they also have the ability to sell these products and generate incremental fee income from higher after-market product sales.

Increased profitability and higher risk-adjusted return on assets. In an effort to manage risk, most automotive lenders concentrate their loan portfolios in super prime and prime auto loans. Automotive lenders' appetite for these loans results in an efficient market where competition is expressed through interest rates. For automotive lenders that do not have size and scale, the result is a compressed return on assets on their super prime and prime loan portfolios. The near-prime and non-prime segment is less efficient and consumer behavior is driven more by monthly loan payments than interest rates. We believe LPP enables automotive lenders to generate higher returns on assets and equity than traditional prime and super prime portfolios with a risk profile supported by credit default protection from highly rated insurers. Additionally, many of the loans generated using LPP have already been processed and denied through the automotive lender's loan origination system. The automotive lenders already incur costs for processing such loans and LPP enables such lenders to convert the costs of a denied loan into an earning asset.

Loss mitigation on near-prime and non-prime loans. Near-prime and non-prime auto loans carry more risk and higher losses than super prime and prime auto loans. The default insurance coverage offered to our customers transfers the majority of the risk and increased losses to the insurers.

Intuitive solution with seamless integration. With five-second decisioning, LPP is an intuitive, easy to use technology platform. LPP can be integrated into the existing loan origination system of financial institutions and automotive lenders. This streamlined workflow makes borrower point-of-sale financing available for automotive lenders of all sizes.

Insurance Partners

Access to our proprietary technology and lenders. Over the past two decades, we have built and refined our technology in an effort to deliver significant value to automotive lenders. We believe our insurance partners would require significant time and investment to build such a technology solution and lender network.

No customer acquisition cost and limited operating expenses. LPP alleviates the need for our insurance partners to bear any marketing, software development or technology infrastructure costs to insure loans. In addition, by providing claims administration services, we minimize the insurer carriers' administrative burden in servicing insurance policies.

Diversified risk with increased return on equity. Auto loan default coverage is a relatively unique line of insurance for insurers and, historically, the default insurance our insurance partners have provided through LPP has generated underwriting profits for our insurance partners.

Borrowers

Lower interest rates. Given the costs and financial goals of our automotive lenders and the specific risks posed by each loan, the goal of LPP is to find the lowest interest rate for borrowers.

Increased approvals and higher loan amounts. We believe that automotive lenders using LPP are able to provide more loan approvals to near-prime and non-prime borrowers. Loans approved with LPP typically have higher loan advance rates relative to vehicle value than loans from lenders that do not use LPP.

Reduction or elimination of loan down payments. We believe the higher loan advance rate on loans approved with LPP results in reduction or elimination in the amount of down payment required of borrowers.

Lower monthly payments. Near-prime and non-prime borrowers are more sensitive to monthly payment requirements than interest rates. By allowing longer loan terms, LPP may lead to lower monthly payments for borrowers. By eliminating or reducing down payments and lowering monthly payments, LPP lowers monthly borrowing costs, giving borrowers more disposable income.

Seasonality

We have experienced in the past, and may continue to experience, seasonal fluctuations in our volumes and revenues as a result of consumer spending patterns for the purchase of automobiles. Operating expenses show less seasonal fluctuation, with the result that net income is subject to the similar seasonal factors as our volumes and revenues.

Competition

We experience competition to sign and maintain automotive lenders and to facilitate funding of near-prime and non-prime auto loans. LPP, which combines lending enablement, risk analytics, near-prime and non-prime auto loan performance data, real-time loan decisioning, risk-based pricing and auto loan default insurance, is a unique solution for which we have not identified any direct competitors.

We compete with providers that offer credit decisioning and underwriting software and services to credit unions, regional banks, finance companies, OEM captive finance companies and other lenders that make auto loans to borrowers, including near-prime and non-prime borrowers.

We also compete with loan origination system providers that perform custom underwriting rules and loan underwriting, as well as third-party lending-as-a-service companies that provide turn-key loan origination systems.

The near-prime and non-prime lending market is highly fragmented and competitive. We face competition from a diverse landscape of consumer lenders, including traditional banks and credit unions, as well as alternative technology-enabled lenders. Many of our competitors are (or are affiliated with) financial institutions with the capacity to hold loans on their balance sheets. These would include money center banks, super-banks, banks, OEM captive finance companies and sub-prime lenders. Some of these competitors offer a broader suite of products and services than we do, including retail banking solutions, credit and debit cards and loyalty programs.

Government Regulation

We operate in a heavily regulated industry that is highly focused on consumer protection. Statutes, regulations and practices that have been in place for many years may be changed, including under the new U.S. administration, and new laws have been, and may continue to be, introduced to address real and perceived problems in the financial services industry in general and automotive lending in particular. These laws and how they are interpreted continue to evolve.

The regulatory framework to which we are subject includes United States ("U.S.") federal, state and local laws, regulations and rules. U.S. federal, state and local governmental authorities, including state financial services and insurance regulatory agencies, have broad oversight and supervisory authority over our business. Federal and state agencies also have broad enforcement powers over us, including powers to investigate our business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in accordance with the law.

Our business requires compliance with several regulatory regimes, including consumer lending. In particular, the laws which we may be subject to directly or indirectly include, but are not limited to, the following:

- state laws and regulations that impose requirements related to loan disclosures and terms, credit discrimination, and unfair or deceptive business practices;

- the Truth-in-Lending Act, and its implementing Regulation Z, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;

- Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce;

- Section 1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank" or the "Dodd-Frank Act"), which prohibits unfair, deceptive, or abusive acts or practices ("UDAAP"), in connection with any consumer financial product or service;

- the Equal Credit Opportunity Act, and its implementing Regulation B, which prohibits creditors from discriminating against credit applicants regarding any aspect of a credit transaction on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law;

- the FCRA, and its implementing Regulation V, as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies and imposes certain notice and disclosure obligations on the users of consumer reports and credit bureau scores;

- the Gramm-Leach-Bliley Act ("GLBA"), and the California Consumer Protection Act, which includes limitations on the disclosure of consumer information (e.g., nonpublic personal information) by financial institutions and their service providers about a consumer to non-affiliated third-parties, in certain circumstances requires financial institutions to limit the use and further disclosure of consumer information by non-affiliated third-parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and non-affiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

- the California Consumer Privacy Act, the Colorado Privacy Act, Virginia's Consumer Data Protection Act, and other state and local data privacy and security laws that may be enacted from time to time;

- the Electronic Fund Transfer Act, and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts; and

- the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures.

We are also subject to state insurance, insurance brokering, insurance agency regulations, third-party administration company statutes and similar statutes.

The number and complexity of these laws, discussed below, present compliance and litigation risks from inadvertent error and omissions which we may not be able to eliminate from our operation or activities. The laws, regulations and rules described above are subject to legislative, administrative and judicial interpretation, and some of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted laws and regulations can result in ambiguity with respect to permitted or prohibited conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to our compliance with applicable laws and regulations.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activity regarding consumer finance and insurance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or servicing. We must comply with state licensing requirements to conduct our business. Lenders Protection, LLC is licensed as a property and casualty insurance agency and regulated by the insurance regulator in each state in which we operate. All sales personnel are individually licensed as property and casualty insurance agents in each state in which they operate. All claims adjusters are individually licensed to adjudicate claims in all states where claims licenses are required. In those states where it is required, IAS is licensed as a third-party claims administration entity and is regulated by the insurance regulator in each state in which licensing is required.

We are supervised by regulatory agencies under U.S. law. From time to time, we may receive examination requests that require us to provide records, documents and information relating to our business operations. State attorneys general, state licensing regulators, and state and local consumer protection offices as well as federal agencies (e.g., the Consumer Financial Protection Bureau) have authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities.

Employees and Human Capital Resources

Our employees are a critical component of our success. As of December 31, 2024, we had 205 employees, primarily located in the greater Austin, Texas area. We consider our relationship with our employees to be good and strive to maintain a mission-driven culture with a focus on employee input and well-being. Our core values are trustworthiness, commitment, respect, humility, teamwork, innovation, and quality.

We encourage and support the growth and development of our employees. Continual learning and career development is advanced through ongoing performance and development conversations with employees, internally developed training programs, customized corporate training engagements and educational reimbursement programs.

The safety, health and wellness of our employees is a top priority. On an ongoing basis, we promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, parental leave, on-site gym, keeping the employee portion of health care premiums to a minimum and sponsoring various wellness programs.

Corporate History

Nebula Acquisition Corporation ("Nebula") was originally incorporated in Delaware on October 2, 2017 as a special purpose acquisition company. On June 10, 2020 (the "Closing Date"), Nebula completed a business combination with Open Lending, LLC (the "Business Combination") pursuant to that certain Business Combination Agreement by and among Nebula, Open Lending, LLC and the other parties named therein (the "Business Combination Agreement"). Following the Business Combination, Nebula Parent Corp., the parent company of Nebula, changed its name to Open Lending Corporation.

Our principal executive office is located at 1501 S. Mopac Expressway, Suite 450, Austin, Texas 78746, and our telephone number is (512) 892-0400.

Available Information

Our website address is www.openlending.com and our investor relations website is investors.openlending.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available through the investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). We use our website as a channel of distribution for material company information. Important information, including news releases, financial information, earnings and analyst presentations, and information about upcoming presentations and events is routinely posted and accessible at investors.openlending.com. Our websites and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report.

Item 1A. *Risk Factors.*

A description of the material and other risks and uncertainties associated with our business and industry is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including our audited consolidated financial statements and notes thereto and Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, perhaps significantly. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operation.

Summary of Risk Factors

Risks Related to Our Business

- Our results of operations and continued growth depend on our ability to retain existing, and attract new, automotive lenders, and a significant percentage of our program fee revenue is concentrated with our top ten automotive lenders.

- Our revenue is impacted, to a significant extent, by the economic, political, and market conditions as well as the financial performance of automotive lenders.

- Our results depend, to a significant extent, on the active and effective adoption of LPP by automotive lenders.

- If we lose one or more of our insurance partners and are unable to replace their commitments, it could have a material adverse effect on our business.

- We use estimates in recognizing profit share revenue, and changes in these estimates have affected and may in the future adversely affect our revenues and future expected cash flows.

- We rely extensively on models in managing many aspects of our business. Any inaccuracies or errors in our models could have an adverse effect on our business.

- We have in the past recorded, and may in the future record, significant valuation allowances on our deferred tax assets, which may have a material impact on our results of operations and cause fluctuations in such results.

- Changes in market interest rates have had and could continue to have an adverse effect on our business.

- Privacy concerns or security breaches relating to LPP could result in economic loss, damage our reputation, deter users from using our products and expose us to legal penalties and liability.

- We rely in part on third-party resellers to acquire and retain lender customers, and our failure to develop and manage these relationships effectively could adversely affect our business, results of operations, and relationships with our customers.

- Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business.

- Fraudulent activity could negatively impact our business and could cause automotive lenders to be less willing to originate loans or insurance partners to be less willing to underwrite policies through the use of LPP.

- Cyber-attacks and other security breaches could have a material adverse effect on our business.

- Disruptions in the operation of our computer systems and third-party data centers could have an adverse effect on our business.

- If the underwriting models we use contain errors or are otherwise ineffective, our reputation and relationships with automotive lenders and insurance partners could be harmed.

- We depend on the accuracy and completeness of information about consumers and any misrepresented information could adversely affect our business.

- The consumer lending industry is highly competitive and is likely to become more competitive, and our inability to compete successfully or maintain or improve our market share and margins could adversely affect our business.

- We may in the future expand to new industry verticals outside of the automotive industry, and failure to comply with applicable regulations, or accurately predict demand or growth, in those new industries, could have an adverse effect on our business.

- The Credit Agreement (as defined hereinafter) that governs our Credit Facilities (as defined hereinafter) contains various covenants that could limit our ability to engage in activities that may be in our best long-term interests.

- We may be unable to sufficiently protect our proprietary rights and may encounter disputes from time to time relating to our use of the intellectual property of third parties.

- Our risk management processes and procedures may not be effective.

- Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

- Our management has limited experience in operating a public company.

Risks Related to Our Regulatory Environment

- We are subject to certain federal and state consumer protection laws. The contours of the Dodd-Frank UDAAP standard remain uncertain and there is a risk that certain features of our business could be deemed to be a UDAAP.

- Potential legal, regulatory, and policy changes by the new U.S. administration may directly affect financial institutions and the global economy.

- Our industry is highly regulated and is undergoing regulatory transformation, which results in inherent uncertainty.

- Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

Risks Related to Ownership of Our Common Stock

- An active trading market for our common stock may not be sustained, which may make it difficult to sell the shares of our common stock purchased by our stockholders.

- The market price of our common stock has been and may continue to be volatile, which could cause the value of our stockholders' investment to decline.

- Because we have no current plans to pay cash dividends on our common stock, our stockholders may not receive any return on investment unless they sell our common stock for a price greater than the purchase price.

- Certain provisions of our certificate of incorporation and bylaws could hinder, delay or prevent a change in control, which could adversely affect the price of our common stock.

Risks Related to Our Business

Our results of operations and continued growth depend on our ability to retain existing, and attract new, automotive lenders.

If automotive lenders make fewer overall automotive loans or cease to use LPP to make such loans, we will fail to generate future revenues. To attract and retain automotive lenders, we market LPP to automotive lenders on the basis of a number of factors, including loan analytics, risk-based pricing, risk modeling and automated decision-technology, as well as integration, customer service, brand and reputation. Automotive lenders are able to leverage the geographic diversity of the loans they can originate through LPP with the simplicity of our five-second, all-inclusive loan offer generation. Automotive lenders, however, have alternative sources for internal loan generation, and they could elect to originate loans through those alternatives rather than through LPP. There is significant competition for existing automotive lenders. If we fail to retain automotive lenders, and do not enroll new automotive lenders of similar size and profitability, it will have a material adverse effect on our business and future growth. There has been some turnover in automotive lenders, as well as varying activation rates and volatility in usage of our platform by automotive lenders, and this may continue or increase in the future. Agreements with automotive lenders are cancellable on thirty days' notice and do not require any minimum monthly level of application submissions. If a significant number of existing automotive lenders decide to stop using LPP or to use other competing platforms, thereby reducing their use of LPP, it would have a material adverse effect on our business and results of operations.

Our revenue is impacted, to a significant extent, by the economic, political and market conditions as well as the financial performance of automotive lenders.

Our business, the consumer financial services industry and automotive lenders' businesses, are sensitive to macroeconomic conditions. Economic factors such as interest rates, inflation, tariffs, uncertainty or changes in monetary and related policies, market volatility, consumer confidence and unemployment rates are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified borrowers to take out loans. Such conditions are also likely to affect the ability and willingness of borrowers to pay amounts owed to automotive lenders, each of which would have a material adverse effect on our business.

General economic conditions and the willingness or ability of automotive lenders to deploy capital impact our performance. Recently, the credit markets have experienced instability, resulting in credit and liquidity concerns and increased loan default rates. Many lenders have subsequently reduced their willingness to make new loans and have tightened their credit requirements.

Geopolitical conflicts, including Russia's invasion of Ukraine and the conflict in the Middle East, have resulted in supply chain disruption, increased costs for transportation and energy, increased inflationary pressures, higher interest rates and volatility in global markets, which may adversely affect our business and our results of operations.

The generation of new loans through LPP, as well as the transaction fees and other fee income associated with such loans, is dependent upon sales of automobiles by dealers. Dealers' sales may decrease or fail to increase as a result of factors outside of their control, such as the macroeconomic and political conditions referenced above, or business conditions affecting a particular automobile dealer, industry vertical or region. Weak economic conditions also could extend the length of dealers' sales cycle and cause customers to delay making (or not make) purchases of automobiles. The decline of sales by dealers for any reason will generally result in lower credit sales and, therefore, lower loan volume and associated fee income for automotive lenders, and therefore, for us. This risk is particularly acute with respect to the largest automobile dealers associated with automotive lenders that account for a significant amount of our platform revenue.

In addition, if an automobile dealer or automotive lender closes some or all of its locations or becomes subject to a voluntary or involuntary bankruptcy proceeding (or if there is a perception that it may become subject to a bankruptcy proceeding), LPP borrowers may have less incentive to pay their outstanding balances to automotive lenders, which could result in higher charge-off rates than anticipated.

Weakening economic conditions, in particular increases in unemployment, will lead to increased defaults and insurance claim payments, resulting in higher losses for our insurance partners. Increased claim payments may affect the willingness of our insurance partners to provide default insurance. In the event insurer losses cause one of our insurance partners to cease providing insurance, it would have a material adverse effect on our operations and financial results.

The severity of loss on consumer defaults impacts our profit share revenue. To the extent inflated used car values revert to normalized levels, future decreases in used car values could increase severity of loss, which could have a material adverse impact to our profit share revenue.

A significant percentage of our program fee revenue is concentrated with our top ten automotive lenders, and the loss of one or more significant automotive lenders could have a negative impact on operating results.

Our top ten automotive lenders (including certain groups of affiliated automotive lenders) accounted for a significant percentage of the total program fee revenue in 2024. We expect to have significant concentration in our largest automotive lender relationships for the foreseeable future. In the event that one or more of our significant automotive lenders, or groups of automotive lenders terminate their relationships with us, or if one or more of our significant automotive lenders generates significantly fewer certified loans, the number of loans originated through LPP would decline, which would materially and adversely affect our business and, in turn, our revenue.

Our results depend, to a significant extent, on the active and effective adoption of LPP by automotive lenders.

Our success depends on the active and effective adoption of LPP by automotive lenders in originating loans to near-prime and non-prime borrowers. We rely on automotive lenders to utilize LPP within their loan origination systems. Although automotive lenders generally are under no obligation to use LPP in generating their loans, the integrated loan and insurance offering by LPP encourages the use of LPP by automotive lenders. Any adverse accounting determinations concerning loans generated by automotive lenders using LPP could negatively affect further adoption of LPP. The failure by automotive lenders to effectively adopt LPP would have a material adverse effect on the rate at which they can lend to near-prime and non-prime borrowers and in turn, would have a material adverse effect on our business, revenues and financial condition.

If we lose one or more of our insurance partners and are unable to replace their commitments, it could have a material adverse effect on our business.

As of December 31, 2024, we relied on three active insurance partners to insure the loans generated by the automotive lenders using LPP. We have entered into separate producer and claims service agreements with each of these carriers. The producer and claims service agreements with these insurance partners generally contain customary termination provisions that allow them to terminate the agreement upon written notice after the occurrence of certain events including, among other things, breach of the producer agreement; changes in regulatory requirements making the agreement unenforceable; or for convenience once a specified term has come to an end.

On November 13, 2024, we mutually agreed with Arch to terminate our program management agreement with Arch, effective as of November 15, 2024. Arch will no longer provide auto loan default insurance policies for LPP certified loans. However, Arch will continue to service and provide claim funding for any of its existing default insurance policies for the remaining life of the loans associated with such policies.

As of the date of this Annual Report, we partner with AmTrust North America, Inc., Securian Specialty Lines Inc. and StarStone Specialty Insurance Company. If any of our insurance partners were to terminate their agreements with us and we are unable to replace their commitments through new or existing insurance partners, it could have a material adverse effect on our business, operations and financial condition.

We use estimates in recognizing profit share revenue, and changes in these estimates have affected and may in the future adversely affect our revenues and future expected cash flows.

We recognize profit share revenue pursuant to the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, we rely on assumptions to calculate the expected value of profit share revenue, which is our share of our insurance partners' underwriting profit. On a quarterly basis, we use a forecast model to project loan-level earned premiums and insurance claim payments, the two components that determine profit share revenue. Our forecasts are driven by our projections of prepayment rate, loan default rate and severity of loss on our remaining active loan portfolio as of the reporting date. These projections are derived from an analysis of the historical portfolio performance, prevailing default and prepayment trends, and macroeconomic projections. Estimates of variable consideration generated by the forecast model are constrained to the extent that it is probable that a significant reversal of revenue will not occur in future periods. The recognition of our profit share revenue requires complex estimates and judgments by management and is subject to various factors outside of our control. Changes in the current economic behavior of the loans can impact the forecast models and cause the estimated profit share consideration to deviate from the historical patterns.

Changes in these projections or the underlying assumptions have resulted, and in the future may result, in negative changes in estimated profit share revenues, which in turn may have a material adverse effect on our revenues and future expected cash flows.

For example, for the fourth quarter ended December 31, 2024, we performed our quarterly evaluation and updated our profit share revenue forecast, which resulted in a reduction to estimated profit share revenue of $81.3 million. See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of the updated profit share revenue forecast.

We rely extensively on models in managing many aspects of our business. Any inaccuracies or errors in our models could have an adverse effect on our business.

In assisting automotive lenders with the design of the products that are offered on LPP, we make assumptions about various matters, including repayment timing and default rates, and then utilize proprietary underwriting modeling to analyze and forecast the performance and profitability of the loans. Our assumptions may be inaccurate and models may not be as predictive as expected for many reasons, including that they often involve matters that are inherently difficult to predict and beyond our control (e.g., macroeconomic conditions) and that they often involve complex interactions between a number of dependent and independent variables and factors. Any significant inaccuracies or errors in assumptions could impact the profitability of the products to automotive lenders, as well as the profitability of our business, and could result in our underestimating potential losses and overstating potential automotive lender returns.

We have in the past recorded, and may in the future record, significant valuation allowances on our deferred tax assets, which may have a material impact on our results of operations and cause fluctuations in such results.

As of December 31, 2024, the Company has assessed whether it is more likely than not that the Company's deferred tax assets will be realized and, given the magnitude of the current year losses related to the Company's profit share revenue change in estimate, recorded a full valuation allowance of $86.1 million. The valuation allowance will be maintained until there is sufficient evidence to support the reversal of all or some portion of these allowances. The exact timing and amount of the valuation allowance release are subject to change based on the level of profitability the Company is able to achieve.

We continue to monitor the likelihood that we will be able to recover our deferred tax assets in the future, and adjustments in our valuation allowance may be required. The recording of any future increases in or release of all or any portion of our valuation allowance could have a material impact on our reported results, and both the recording and release of the valuation allowance could cause fluctuations in our quarterly and annual results of operations.

Changes in market interest rates have had and could continue to have an adverse effect on our business.

The fixed interest rates charged on the loans that automotive lenders originate are calculated based upon market benchmarks at the time of origination. Market benchmarks typically rise when the U.S. Federal Reserve raises the federal funds rate, and the U.S. Federal Reserve raised the federal funds rate in 2022 and 2023 to combat inflation. These increases in the market benchmark resulted in increases in the interest rates on new loans. Increased interest rates have impacted and may continue to adversely impact the spending levels of consumers and their ability and willingness to borrow money. Higher interest rates have led to higher rates charged to the consumer, which have negatively impacted the ability of automotive lenders to generate volume and in turn, our ability to generate revenues on loans originated using LPP.

Higher interest rates have also increased the payment obligations of consumers, which has reduced and may continue to reduce the ability of consumers to remain current on their obligations to automotive lenders and, therefore, has led and may continue to lead to increased delinquencies, defaults, consumer bankruptcies and charge-offs, and decreasing recoveries, all of which could have an adverse effect on our business.

We have pursued and may in the future continue to pursue growth opportunities, which may result in significant demands on operational, administrative and financial resources.

We have pursued and may in the future continue to pursue growth opportunities, which may result in significant demands on operations, marketing, compliance and accounting infrastructure, and has resulted in increased expenses, which we expect to continue as we grow. In addition, we are required to continuously develop and adapt systems and infrastructure in response to the increasing sophistication of the consumer finance market and regulatory developments relating to existing and projected business activities and those of automotive lenders. Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources.

As a result of our growth, we may face significant challenges in:

- securing commitments from existing and new automotive lenders to provide loans to consumers;

- maintaining existing and developing new relationships with additional automotive lenders;

- maintaining existing and developing new relationships with additional insurance partners;

- maintaining adequate financial, business and risk controls;

- implementing and maintaining internal controls and the accuracy and timeliness of our financial reporting;

- training, managing and appropriately sizing workforce and other components of business on a timely and cost-effective basis;

- navigating complex and evolving regulatory and competitive environments;

- increasing the number of borrowers in, and the volume of loans facilitated through, LPP;

- entering into new markets and introducing new solutions;

- continuing to revise proprietary credit decisioning and scoring models;

- continuing to develop, maintain and scale our platform;

- effectively using limited personnel and technology resources;

- maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform; and

- attracting, integrating and retaining an appropriate number of qualified employees.

We may not be able to manage expanding operations effectively, and any failure to do so could adversely affect the ability to generate revenue and control expenses.

Privacy concerns or security breaches relating to LPP could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability.

Through the use of LPP, we gather and store personally identifiable information on consumers such as social security numbers, names and addresses. A cybersecurity breach where this information is stolen or made public would result in negative publicity and additional costs to mitigate the damage to customers. Techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and we may be unable to anticipate such techniques or implement adequate preventative measures to avoid unauthorized access or other adverse impacts to such data or our systems.

LPP is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks or similar disruptions, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access of data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry. Functions that facilitate interactivity with other internet platforms could increase the scope of access of hackers to user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products to the satisfaction of our customers and their consumers may harm our reputation and our ability to retain existing customers. We cannot assure that the systems and processes that are designed to protect data, prevent data loss, disable undesirable accounts and activities and prevent or detect security breaches will provide absolute security. If an actual or perceived breach of security occurs to our systems or a third party's systems, we could also be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.

If we experience negative publicity, we may lose the confidence of automotive lenders and our insurance partners who use or partner with LPP and our business may suffer.

Reputational risk, or the risk of negative publicity or to public opinion, is inherent to our business. Consumer financial services companies have experienced increased reputational harm as consumers and regulators take issue with certain practices and judgments, including, for example, fair lending, credit reporting accuracy, lending to members of the military, state licensing (for automotive lenders, servicers and money transmitters) and debt collection. Given that our primary customers are automotive lenders in the customer financial services space, any reputational risk associated with our customers is in turn attributable to us. Maintaining a positive reputation is critical to our ability to attract and retain existing and new automotive lenders, insurance partners, investors and employees. Negative public opinion can arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, automotive lenders, insurance partners, automobile dealers, outsourced service providers or other counterparties; litigation or regulatory actions; failure by us, automotive lenders, or automobile dealers to meet minimum standards of service and quality; inadequate protection of consumer information; failure of automotive lenders to adhere to the terms of their LPP agreements or other contractual arrangements or standards; failure of our insurance partners and our subsidiary, IAS, to satisfactorily administer claims; compliance failures; and media coverage, whether accurate or not. Negative public opinion can diminish the value of our brand and adversely affect our ability to attract and retain automotive lenders and insurance partners as a result of which our operations may be materially harmed and we could be exposed to litigation and regulatory action.

We rely in part on third-party resellers to acquire and retain lender customers, and our failure to develop and manage these relationships effectively could adversely affect our business, results of operations, and relationships with our customers.

We rely in part on third-party resellers to assist us in acquiring and retaining lender customers. Identifying partners, negotiating and documenting relationships with them, and maintaining our relationships with them require significant time and resources from us. In addition, our agreements with our resellers are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing products or services. We have limited control, if any, as to whether these strategic partners devote adequate resources to promoting, selling, and implementing our products as compared to our competitor's products.

If we do not effectively identify, develop and manage our relationships with third-party resellers, or if they fail to perform services in the manner or time required, our financial results and relationships with our lender customers could be adversely affected. We may also be held responsible or liable for the actions or omissions of these third parties. Actions, omissions or violations of law by our third-party resellers could have a material adverse effect on our business.

Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business.

We have significant vendors that, among other things, provide us with financial, technology, insurance and other services to support our loan protection services, including access to credit reports and information. Under various legal theories and contractual requirements, companies may be held responsible for the actions of their subcontractors. Accordingly, we could be adversely impacted to the extent that our vendors fail to comply with the legal requirements applicable to the particular products or services being offered.

In some cases, third-party vendors, including resellers and aggregators, are the sole source, or one of a limited number of sources, of the services they provide to us. Certain of our vendor agreements are terminable on little or no notice, and if current vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms (or at all). If any third-party vendor fails to provide the services we require, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to regulatory enforcement actions and suffer economic and reputational harm that could have a material adverse effect on our business. Further, we may incur significant costs to resolve any such disruptions in service, which could adversely affect our business.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry, insurance carriers and the focus of state and federal enforcement agencies on the financial services industry and insurance carriers.

From time to time, we are also involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies, including insurance regulators and the Department of Insurance of many states, regarding our business activities and our qualifications to conduct business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter could also cause significant harm to our reputation and divert management attention from business operations, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the consumer finance industry have been the subject of punitive class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business. Such securities litigation could also give rise to perceived uncertainties as to our future, adversely affect our relationships with our partners and make it more difficult to attract and retain qualified personnel. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties related to any securities litigation.

The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities. Similar risks exist for insurance producing and claims administration services, which are highly regulated.

In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and also could generate litigation or regulatory investigations that subject us to additional risk.

Fraudulent activity could negatively impact our business and could cause automotive lenders to be less willing to originate loans or insurance partners to be less willing to underwrite policies through the use of LPP.

Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. We are subject to the risk of fraudulent activity with respect to the underwriting policies of insurance carriers, automotive lenders, their customers and third parties handling customer information. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. The level of our fraud charge-offs could increase and results of operations could be materially and adversely affected if fraudulent activity were to significantly increase. High profile fraudulent activity could also negatively impact our brand and reputation, which could negatively impact the use of our services and products. In addition, significant increases in fraudulent activity could also lead to regulatory intervention, which could increase our costs and also negatively impact our business.

Cyber-attacks and other security breaches could have a material adverse effect on our business.

In the normal course of our business, we collect, process and retain sensitive and confidential information regarding automotive lenders, insurance partners and consumers. We also have arrangements with certain third-party service providers that require us to share consumer information. Our facilities and systems, and those of automotive lenders, insurance partners and third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, and other similar events. We, automotive lenders, insurance carriers and third-party service providers have experienced all of these events to varying degrees in the past and expect to continue to experience them in the future. We also face security threats from malicious third parties that could obtain unauthorized access to our systems and networks, and we anticipate these threats will continue to grow in scope and complexity over time. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation and a loss of confidence in the security, confidentiality and integrity of our systems, products and services. Although the impact to date from these events has not had a material adverse effect on us, no assurance is given that this will be the case in the future.

Information security risks in the financial services industry have increased, in part because of evolving technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks and other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites. We and automotive lenders may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. Prevention and early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid prevention and detection. We also may fail to detect the existence of a successful security breach related to the information of automotive lenders, insurance carriers and consumers that we retain as part of our business and may be unable to prevent unauthorized access to that information.

We also face risks related to cyber-attacks and other security breaches that typically involve the transmission of sensitive information regarding borrowers through various third parties, including automotive lenders, insurance carriers and data processors. Some of these parties have in the past been the target of security breaches and cyber-attacks. Because we do not control these third parties or directly oversee or manage the security of their systems, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases, we may have exposure and suffer losses for breaches or attacks relating to them. No assurance is given that our third-party information security protocols are sufficient to withstand a cyber-attack or other security breach.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding consumers, LPP customers or our proprietary information, software, methodologies and business secrets could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security, confidentiality and integrity of our systems, products and services, all of which could have a material adverse impact on our business, financial condition, and results of operations. In addition, there have been a number of well-publicized attacks or breaches affecting companies in the financial services industry that have heightened concern by consumers, which could also intensify regulatory focus, cause users to lose trust in the security of the industry in general and result in reduced use of our services and increased costs, all of which could also have a material adverse effect on our business.

Disruptions in the operation of our computer systems and third-party data centers could have an adverse effect on our business.

Our ability to deliver products and services to automotive lenders, service loans made by automotive lenders and otherwise operate our business and comply with applicable laws depends on the efficient and uninterrupted operation and availability of our computer systems and third-party data centers, as well as those of automotive lenders and third-party service providers.

These computer systems and third-party data centers may encounter service interruptions at any time due to system or software failure, natural disasters, severe weather conditions, pandemics, terrorist attacks, cyber-attacks or other events. Any such catastrophes could have a negative effect on our business and technology infrastructure (including our computer network systems), on automotive lenders and insurance partners and on consumers. These events also could impair the ability of third parties to provide critical services to us. All of these adverse effects of catastrophic events could result in a decrease in the use of our solution and payments to us, which could have a material adverse effect on our business.

In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may cause service interruptions, transaction processing errors or system conversion delays and may cause us to fail to comply with applicable laws, all of which could have a material adverse effect on our business. We expect that new technologies and business processes applicable to the consumer financial services industry will continue to emerge and that these new technologies and business processes may be more advanced than those we currently use. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and more advanced ones become available. A failure to maintain and/or improve current technology and business processes could cause disruptions in our operations or cause our solution to be less competitive, all of which could have a material adverse effect on our business.

If the underwriting models we use contain errors or are otherwise ineffective, our reputation and relationships with automotive lenders and insurance partners could be harmed.

Our ability to attract automotive lenders to LPP is significantly dependent on our ability to effectively evaluate a consumer's credit profile and likelihood of default and potential loss in accordance with automotive lenders' and insurance partners' underwriting policies. Our business depends significantly on the accuracy and success of our underwriting model. To conduct this evaluation, we use proprietary credit decisioning and scoring models. If any of the credit decisioning and scoring models we use contain programming or other errors, is ineffective or the data provided by consumers or third parties is incorrect or stale, or if we are unable to obtain accurate data from consumers or third parties (such as credit reporting agencies), our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans, incorrect approvals or denials of loans. This could damage our reputation and relationships with automotive lenders and insurance partners, which could have a material adverse effect on our business.

We depend on the accuracy and completeness of information about consumers, and any misrepresented information could adversely affect our business.

In evaluating loan applicants, we rely on information furnished to us by or on behalf of consumers, including credit, identification, employment and other relevant information. Some of the information regarding consumers provided to us is used in our proprietary credit decisioning and scoring models, which we use to determine whether an application meets the applicable underwriting criteria. We rely on the accuracy and completeness of that information.

Not all consumer information is independently verified. As a result, we rely on the accuracy and completeness of the information provided by consumers or indirectly by automotive lenders. If any of the information that is considered in the loan review process is inaccurate, whether intentional or not, and such inaccuracy is not detected prior to loan funding, the loan may have a greater risk of default than expected. Additionally, there is a risk that, following the date of the credit report that we obtain and review, a consumer may have defaulted on, or become delinquent in the payment of, a pre-existing debt obligation, taken on additional debt, lost his or her job or other sources of income, or experienced other adverse financial events. Any significant increase in inaccuracies resulting in losses could adversely affect our business.

The consumer lending industry is highly competitive and is likely to become more competitive, and our inability to compete successfully or maintain or improve our market share and margins could adversely affect our business.

Our success depends on our ability to generate usage of LPP. The consumer lending industry is highly competitive and increasingly dynamic as emerging technologies continue to enter the marketplace. Technological advances and heightened e-commerce activities have increased consumers' accessibility to products and services, which has intensified the desirability of offering loans to consumers through digital-based solutions. We face competition in areas such as compliance capabilities, financing terms, promotional offerings, fees, approval rates, speed and simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, customer service, brand and reputation. Our existing and potential competitors may decide to modify their pricing and business models to compete more directly with our model. Any reduction in usage of LPP, or a reduction in the lifetime profitability of loans under LPP in an effort to attract or retain business, could reduce our revenues and earnings. If we are unable to compete effectively for customer usage, our business could be materially and adversely affected.

Because our business is heavily concentrated on consumer lending in the U.S. automobile industry, our results are more susceptible to fluctuations in that market than the results of a more diversified company would be.

Our business currently is concentrated on supporting consumer lending in the U.S. automobile industry. As a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit than a more diversified company would be as well as to factors that may drive the demand for automobiles, such as sales levels of new automobiles and the aging of existing inventory. We are also more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at consumer credit and the specific consumer credit products that automotive lenders offer (including promotional financing) in the U.S. automobile industry. Our business concentration in the U.S. could have a material, adverse effect on our business.

We may in the future expand to new industry verticals outside of the automotive industry, and failure to comply with applicable regulations, or accurately predict demand or growth, in those new industries could have an adverse effect on our business.

We may in the future further expand into other industry verticals. There is no assurance that we will be able to successfully develop consumer financing products and services for these new industries. Our investment of resources to develop consumer financing products and services for the new industries we enter may either be insufficient or result in expenses that are excessive in light of loans actually originated by lenders in those industries. Additionally, our over 20 years of experience is in the automotive lending industry and therefore, industry participants in new industry verticals may not be receptive to our financing solutions and we may face competitors with more experience and resources. The borrower profile of consumers in new verticals may not be as attractive, in terms of average FICO scores or other attributes, as in current verticals, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Industries change rapidly, and we make no assurance that we will be able to accurately forecast demand (or the lack thereof) for a solution or that those industries will be receptive to our product offerings. Failure to predict demand or growth accurately in new industries could have a material adverse impact on our business.

Our business would suffer if we failed to attract and retain highly skilled employees.

Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, particularly information technology and sales. Trained and experienced personnel are in high demand and are in short supply. Many of the companies with which we compete for experienced employees have greater resources than us and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel, which will negatively impact our business.

The Credit Agreement that governs our Credit Facilities contains various covenants that could limit our ability to engage in activities that may be in our best long-term interests.

The Credit Agreement, dated as of March 19, 2021, by and among the Company, Wells Fargo Bank, N.A., as administrative agent, and the financial institutions party thereto as lenders, as amended by the First Amendment to Credit Agreement, dated as of September 9, 2022 (collectively, the "Credit Agreement"), provides for credit facilities consisting of a senior secured term loan facility of up to $150 million (the "Term Loan due 2027") along with a senior secured revolving loan facility of up to $150 million at any time outstanding (the "Revolving Credit Facility" and, together with the Term Loan due 2027, the "Credit Facilities"). Borrowings under the Credit Facilities bear interest at a variable rate based on the net secured leverage ratio. Our obligations under the Credit Agreement are guaranteed by all of our subsidiaries and secured by substantially all of our assets and substantially all of our subsidiaries' assets, in each case, subject to certain customary exceptions. The Credit Facilities mature on September 9, 2027.

The Credit Agreement contains affirmative and negative covenants customarily applicable to senior secured credit facilities, including covenants that, among other things, will limit or restrict the ability of the loan parties, subject to negotiated exceptions, to incur additional indebtedness and additional liens on their assets, engage in mergers or acquisitions or dispose of assets, pay dividends or make other distributions, voluntarily prepay other indebtedness, enter into transactions with affiliated persons, make investments, and change the nature of their businesses.

The Credit Agreement also contains customary events of default (subject to thresholds and grace periods), including payment default, covenant default, cross default to other material indebtedness, and judgment defaults.

Our ability to comply with these covenants may be affected by events beyond our control, such as market fluctuations impacting net income. Breaches of these covenants will result in a default under the Credit Agreement, subject to any applicable cure rights, in which case the administrative agent may accelerate the outstanding term loan.

If such acceleration under the Credit Agreement occurs, our ability to fund operations could be adversely affected.

We may be unable to sufficiently protect our proprietary rights and may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We rely on a combination of trademarks, service marks, copyrights, trade secrets, domain names and agreements with employees and third parties to protect our proprietary rights. We have service mark registrations in the U.S. We also own the domain name rights for Openlending.com, Openlending.net, Openlending.us, Dev-openlending.com, Lendersprotection.org, Lendersprotection.us, Lend-pro.com, Lend-pro.org, Lend-pro.us, Lend-pro.net, Lendpro.net, Lendpro.io, Lendpro.info, Lendpro.org, Lendpro.us, Lendersprotection.com, Sayyestomoreloans.com, Sayyestomoreloans.net, as well as other words and phrases important to our business. Nonetheless, third parties may challenge, invalidate or circumvent our intellectual property, and our intellectual property may not be sufficient to provide us with a competitive advantage.

Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our technology and processes. Our competitors and other third parties independently may design around or develop similar technology or otherwise duplicate our services or products such that we could not assert our intellectual property rights against them. In addition, our contractual arrangements may not effectively prevent disclosure of our intellectual property and confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and the resulting loss of competitive advantage, and we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive and could cause a diversion of resources and may not be successful.

We also may encounter disputes from time to time concerning intellectual property rights of others, and we may not prevail in these disputes. Third parties may raise claims against us alleging that we, our consultants or other third parties retained or indemnified by us, infringed on their intellectual property rights. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct operations in such a way as to avoid all alleged violations of such intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant monetary damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), cease offering certain products or services, or incur significant license, royalty or technology development expenses.

Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold our contractual obligations. In other cases, insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Our risk management processes and procedures may not be effective.

Our risk management processes and procedures seek to appropriately balance risk and return and mitigate risks. We have established processes and procedures intended to identify, measure, monitor and control the types of risk to which we and automotive lenders are subject, including credit risk, market risk, liquidity risk, strategic risk and operational risk. Credit risk is the risk of loss that arises when an obligor fails to meet the terms of an obligation. Market risk is the risk of loss due to changes in external market factors such as interest rates. Liquidity risk is the risk that financial conditions or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations and support business growth. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (e.g., natural disasters), compliance, reputational or legal matters and includes those risks as they relate directly to us as well as to third parties with whom we contract or otherwise do business.

Management of our risks depends, in part, upon the use of analytical and forecasting models. If these models are ineffective at predicting future losses or are otherwise inadequate, we may incur unexpected losses or otherwise be adversely affected. In addition, the information we use in managing credit and other risks may be inaccurate or incomplete as a result of error or fraud, both of which may be difficult to detect and avoid. There also may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If our risk management framework does not effectively identify and control risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Aspects of our platform include software covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of technologies, each of which could reduce or eliminate the value of our technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.

To the extent that we seek to grow through future acquisitions, or other strategic initiatives, investments or alliances, we may not be able to do so effectively.

We may in the future seek to grow our business by exploring potential acquisitions or other strategic initiatives, investments or alliances. We may not be successful in identifying businesses or opportunities that meet our acquisition, expansion or investment criteria. In addition, even if a potential acquisition target or other strategic investment is identified, we may not be successful in completing such acquisition, launching and implementing such initiative or integrating such new business or other investment.

We may face significant competition for acquisition and other strategic investment opportunities from other well-capitalized companies, many of which have greater financial resources and greater access to debt and equity capital to secure and complete acquisitions or other strategic investments, than us. As a result of such competition, we may be unable to acquire certain assets or businesses, or take advantage of other strategic investment opportunities that we deem attractive; the purchase price for a given strategic opportunity may be significantly elevated; or certain other terms or circumstances may be substantially more onerous. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate any such acquisition, or other strategic investment opportunity could impede our growth.

In addition, potential acquisitions or other strategic initiatives, investments or alliances may distract management, slow improvements in our existing products and services or result in unexpected significant costs and expenses. We may not succeed in generating new revenues, in an amount to achieve profitability, if at all.

There is no assurance that we will be able to manage expanding operations, including from acquisitions, initiatives, investments or alliances, effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses. Furthermore, we may be responsible for any legacy liabilities of businesses we acquire or be subject to additional liability in connection with other strategic initiatives or investments. The existence or amount of these liabilities may not be known at the time of acquisition, or other strategic investment, and may have a material adverse effect on our business.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage public company requirements, and the Company is and will continue to be subject to significant regulatory oversight and reporting obligations under federal securities laws. Our management's limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the business.

Risks Related to Our Regulatory Environment

We are subject to federal and state consumer protection laws.

In connection with administration of LPP, we must comply with various regulatory regimes, including those applicable to consumer credit transactions, various aspects of which are untested as applied to our business model. Insurance producing and claims administration services subject us to state regulation on a 50-state basis. The complex regulatory environment of the credit and insurance industries are subject to constant change and modification. While changes to statutes and promulgating new regulations may take a substantial amount of time, issuing regulatory guidance with the force of law in the form of opinions, bulletins, and notices can occur quickly. Also, consumer credit and insurance regulators often initiate inquiries into market participants, which can lead to investigations and, ultimately, enforcement actions. As a result, we are subject to a constantly evolving regulatory environment that is difficult to predict, which may affect our business. See "Part I, Item 1— *Business—Government Regulation"* in this Annual Report for a further discussion of the laws and regulations to which we are subject.

No assurance is given that our compliance policies and procedures designed to assist in compliance with these laws and regulations will be effective. Failure to comply with these laws and with regulatory requirements applicable to our business could subject us to damages, revocation of licenses, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

Potential legal, regulatory, and policy changes by the new U.S. administration may directly affect financial institutions and the global economy.

The new U.S. administration and Congress may result in changes to regulatory oversight and/or uncertainty. Changes in federal policy by the executive branch and regulatory agencies may occur over time through the new presidential administration's and/or Congress's policy and personnel changes, which could lead to changes involving the level of oversight and focus on the financial services industry; however, the nature, timing, and economic and political effects of such potential changes remain uncertain. At this time, it is unclear which laws, regulations, and policies may change and whether future changes or uncertainty surrounding future changes will adversely affect our business, financial condition and results of operations.

Our industry is highly regulated and is undergoing regulatory transformation, which results in inherent uncertainty. Changing federal, state, and local laws, as well as changing regulatory enforcement policies and priorities, may negatively impact our business.

In connection with our administration of LPP, we are subject to extensive regulation, supervision and examination under U.S. federal and state laws and regulations. We are required to comply with numerous federal, state, and local laws and regulations that regulate, among other things, the manner in which we administer LPP, the terms of the loans that automotive lenders originate, the products of insurance partners, production of those products, insurance claims administration, and the fees that we may charge. Any failure to comply with any of these laws or regulations could subject us to lawsuits or governmental actions and/or damage our reputation, which could materially and adversely affect our business. Regulators have broad discretion with respect to the interpretation, implementation, and enforcement of these laws and regulations, including through enforcement actions that could subject us to civil money penalties, customer remediation, increased compliance costs, and limits or prohibitions on our ability to offer certain products or services or to engage in certain activities. In addition, to the extent that we undertake actions requiring regulatory approval or non-objection, regulators may make their approval or non-objection subject to conditions or restrictions that could have a material adverse effect on our business. Moreover, any competitors subject to different, or in some cases less restrictive, legislative or regulatory regimes may have or obtain a competitive advantage over us.

Additionally, federal, state, and local governments and regulatory agencies have proposed or enacted numerous new laws, regulations, and rules related to loans. Federal and state consumer credit and insurance regulators are also enforcing existing laws, regulations, and rules more aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. Consumer finance and insurance regulation is constantly changing, and new laws or regulations, or new interpretations of existing laws or regulations, could have a material adverse impact on our ability to operate as currently intended.

These regulatory changes and uncertainties make our business planning more difficult and could result in changes to our business model and potentially adversely impact results of operations. New laws or regulations also require us to incur significant expenses to ensure compliance. As compared to our competitors, we could be subject to more stringent state or local regulations or could incur marginally greater compliance costs as a result of regulatory changes. In addition, our failure to comply (or to ensure that our agents and third-party service providers comply) with these laws or regulations may result in costly litigation or enforcement actions, the penalties for which could include: revocation of licenses; fines and other monetary penalties; civil and criminal liability; substantially reduced payments by borrowers; modification of the original terms of loans, permanent forgiveness of debt, or inability to, directly or indirectly, collect all or a part of the principal of or interest on loans; and increased purchases of receivables underlying loans originated by automotive lenders and indemnification claims.

Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect our operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on our operating environment. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business.

If we are found to have failed to comply with applicable laws, including state insurance, insurance brokering, and insurance agency regulations, third-party administration company statutes and similar statutes in all U.S. jurisdictions, and with licensing and other requirements that we believe may be applicable to us, we could lose one or more licenses or authorizations or face other sanctions or penalties or be required to obtain a license in one or more such jurisdictions, which may have an adverse effect on our ability to make LPP available to borrowers in particular states and, thus, adversely impact our business.

We are also subject to potential enforcement and other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. Any such actions could subject us to civil money penalties and fines, customer remediation, and increased compliance costs, damage our reputation and brand and limit or prohibit our ability to offer certain products and services or engage in certain business practices.

New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices or alter our relationships with LPP customers, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or customer remediation). These changes also may require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business.

The highly regulated environment in which automotive lenders and insurance carriers operate could have an adverse effect on our business.

Automotive lenders and insurance carriers are subject to federal and/or state supervision and regulation. Federal regulation of the banking or insurance industries, along with tax and accounting laws, regulations, rules, and standards, may limit their operations significantly and control the methods by which they conduct business. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. For example, the Dodd-Frank Act imposes significant regulatory and compliance obligations on financial institutions. Regulatory requirements affect automotive lenders' lending and investment practices and insurance carriers' offerings, among other aspects of their businesses, and restrict transactions between us and automotive lenders and insurance carriers. These requirements may constrain the operations of automotive lenders and insurance carriers, and the adoption of new laws and changes to, or repeal of, existing laws may have a further impact on our business.

In choosing whether and how to conduct business with us, current and prospective automotive lenders and insurance carriers can be expected to take into account the legal, regulatory, and supervisory regimes that apply to them, including potential changes in the application or interpretation of regulatory standards, licensing requirements, or supervisory expectations. Regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts automotive lenders or insurance carriers. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of automotive lenders' loan portfolios and other assets. If any regulatory agency's assessment of the quality of automotive lenders' assets, operations, lending practices, investment practices or other aspects of their business changes, or those with respect to our insurance partners, it may materially reduce automotive lenders' or insurance partners' earnings, capital ratios and share price in such a way that affects our business.

Bank holding companies, credit unions, financial institutions, automobile lenders, and insurance carriers and producers are extensively regulated and currently face an uncertain regulatory environment. Applicable state and federal laws, regulations and interpretations, including licensing laws and regulations, and enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. We cannot predict with any degree of certainty the substance or effect of pending or future legislation or regulation or the application of laws and regulations to automotive lenders and insurance carriers. Future changes may have a material adverse effect on automotive lenders or insurance carriers and, therefore, on us.

If we were found to be operating without having obtained necessary state or local licenses, it could adversely affect our business.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activity regarding consumer finance and insurance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or servicing. While we believe we have obtained all necessary licenses, the application of some consumer finance or insurance producer and claims administration licensing laws to LPP is unclear. If we were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties and other penalties or consequences, and the loans originated through LPP could be rendered void or unenforceable in whole or in part, any of which could have a material adverse effect on our business.

We are subject to regulatory examinations and investigations and may incur fines, penalties and increased costs that could negatively impact our business.

Federal and state agencies have broad enforcement powers over us, including powers to investigate our business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in accordance with the law. The continued focus of regulators on the consumer financial services industry has resulted, and could continue to result, in new enforcement actions that could, directly or indirectly, affect the manner in which we conduct our business and increase the costs of defending and settling any such matters, which could negatively impact our business. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. There is no assurance that any future settlements will not have a material adverse effect on our business.

In addition, the laws and regulations applicable to us are subject to administrative or judicial interpretation. Some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may create uncertainty with respect to what type of conduct is permitted or restricted under such laws and regulations. Any ambiguity under a law or regulation to which we are subject may lead to regulatory investigations, governmental enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with such laws or regulations.

The contours of the Dodd-Frank UDAAP standard remain uncertain, and there is a risk that certain features of our business could be deemed to be a UDAAP.

The Dodd-Frank Act prohibits UDAAP and authorizes the Consumer Financial Protection Bureau ("CFPB") to enforce that prohibition. The CFPB has filed a large number of UDAAP enforcement actions against consumer lenders for practices that do not appear to violate other consumer finance statutes. There is a risk that the CFPB could determine that certain features of automotive lender loans are unfair, deceptive or abusive, which could have a material adverse effect on our business.

Regulations relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and our business could be negatively impacted by them. For example, in connection with our administration of LPP, we are subject to the GLBA and implementing regulations and guidance. Among other things, the GLBA (i) imposes certain limitations on the ability to share consumers' nonpublic personal information with non-affiliated third parties and (ii) requires certain disclosures to consumers about their information collection, sharing and security practices and their right to "opt out" of the institution's disclosure of their personal financial information to non-affiliated third parties (with certain exceptions).

Furthermore, legislators and/or regulators are increasingly adopting or revising privacy, information security and data protection laws that could have a significant impact on our current and planned privacy, data protection and information security-related practices; our collection, use, sharing, retention and safeguarding of consumer and/or employee information; and some of our current or planned business activities. This also could increase our costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, information security and data protection laws (including those regarding security breach notification) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve sharing information with third parties or storing sensitive credit card information), which could materially and adversely affect our profitability. Additionally, regulators could attempt to assert authority over our business in the area of privacy, information security and data protection. If our vendors also become subject to laws and regulations in the more stringent and expansive jurisdictions, this could result in increasing costs on our business.

Privacy requirements, including notice and opt-out requirements, under the GLBA and FCRA are enforced by the Federal Trade Commission and by the CFPB through UDAAP and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state law. Our failure to comply with privacy, information security and data protection laws could result in potentially significant regulatory investigations and government actions, litigation, fines or sanctions; consumer, automotive lender or merchant actions; and damage to our reputation and brand, all of which could have a material adverse effect on our business.

We may in the future be subject to federal or state regulatory inquiries regarding our business.

From time to time, in the normal course of our business, we may receive or be subject to, inquiries or investigations by state and federal regulatory agencies and bodies, such as the CFPB, state Attorneys General, state financial regulatory agencies, and other state or federal agencies or bodies regarding LPP, including the origination and servicing of consumer loans, practices by merchants or other third parties, production of insurance policies, administration of insurance claims and licensing, and registration requirements. For example, in the future, we may enter into regulatory agreements with state agencies regarding issues including automotive lender conduct and oversight and loan pricing. We also may receive inquiries from state regulatory agencies regarding requirements to obtain licenses from or register with those states, including in states where we have determined that we are not required to obtain such a license or be registered with the state. Any such inquiries or investigations could involve substantial time and expense to analyze and respond to, could divert management's attention and other resources from running our business, and could lead to public enforcement actions or lawsuits and fines, penalties, injunctive relief, and the need to obtain additional licenses that we do not currently possess. Our involvement in any such matters, whether tangential or otherwise, even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation, lead to additional investigations and enforcement actions from other agencies or litigants, and further divert management attention and resources from the operation of our business. As a result, the outcome of legal and regulatory actions arising out of any state or federal inquiries we receive could be material to our business, results of operations, financial condition and cash flows and could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Ownership of Our Common Stock

An active trading market for our common stock may not be sustained, which may make it difficult to sell the shares of our common stock purchased by our stockholders.

There can be no assurance that we will be able to maintain an active trading market for our common stock on the Nasdaq or any other exchange in the future. If an active market for our common stock is not sustained, it may be difficult for stockholders to sell their shares of our common stock at an attractive price (or at all). The market price of our common stock may decline below our stockholders' purchase price. An inactive trading market may also impair our ability to raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards, and acquire other companies, products, or technologies by using shares of capital stock as consideration.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq.

If the Nasdaq delists our shares of common stock from trading on its exchange for failure to meet the Nasdaq's listing standards, we and our stockholders could face significant material adverse consequences including the following:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our common stock has been and may continue to be volatile, which could cause the value of our stockholders' investment to decline.

The market price of our common stock has been volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market and political conditions, could reduce the market price of shares of our common stock despite our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including the following:

- variations in our quarterly or annual results of operations;

- additions or departures of key management personnel;

- the loss of key automotive lenders or a reduction in the amount of certified loans generated by such lenders;

- changes in our earnings estimates (if provided) or failure to meet analysts' earnings estimates;

- publication of research reports about our industry, litigation and government investigations;

- changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

- adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

- changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry;

- adverse announcements by us or others and developments affecting us;

- announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

- actions by institutional stockholders; and

- increases in market interest rates that may lead investors in our shares to demand a higher yield, and in response the market price of shares of our common stock could decrease significantly.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has, from time to time, experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Sales of a substantial amount of our common stock could cause the price of our securities to fall.

As of December 31, 2024, a significant portion of the outstanding shares of our common stock is held by entities affiliated with us and our executive officers, directors, and founders. Sales of substantial amounts of our common stock in the public market, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future.

The exercise of registration rights may adversely affect the market price of our common stock.

In connection with the consummation of the Business Combination, Open Lending, LLC, Open Lending Corporation, Nebula, certain persons and entities holding membership units of Open Lending and certain persons and entities holding Founder Shares (collectively, the "Holders") entered into the Investor Rights Agreement. Pursuant to the terms of the Investor Rights Agreement, we are obligated to file a registration statement to register the resale of certain of our securities held by the Holders. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time that we file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of our common stock held by the Holders. The Investor Rights Agreement also provides the Holders with "piggy-back" registration rights, subject to certain requirements and customary conditions. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our common stock.

Our executive officers, directors and principal stockholders control us, and their interests may conflict with the interests of our other stockholders in the future.

Our executive officers and directors and certain affiliated stockholders own a significant portion of the outstanding voting stock of the Company as of the date of this Annual Report. Each share of our common stock initially entitles stockholders to one vote on all matters presented to stockholders generally. Accordingly, those owners, if voting in the same manner, could materially influence the election and removal of our directors and thereby determine corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendments of the certificate of incorporation and bylaws and other significant corporate transactions for so long as they retain significant ownership. This concentration of ownership may delay or deter possible changes in control of Open Lending, which may reduce the value of an investment in our common stock. So long as they continue to own a significant amount of the combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence decisions of the Company.

Because we have no current plans to pay cash dividends on our common stock, our stockholders may not receive any return on investment unless our common stock can be sold for a price greater than the purchase price.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiary to us and such other factors as our Board of Directors may deem relevant. In addition, the terms of our existing financing arrangements restrict or limit our ability to pay cash dividends. Accordingly, we may not pay any dividends on our common stock in the foreseeable future.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing and nature of our future offerings.

Certain provisions of our certificate of incorporation and bylaws could hinder, delay or prevent a change in control, which could adversely affect the price of our common stock.

Certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us without the consent of our Board of Directors. Among other things, these provisions:

- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of our common stock;

- prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

- provide that the Board of Directors is expressly authorized to make, alter or repeal our bylaws;

- establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

- establish a classified Board of Directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management or our Board of Directors. Stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to them. These anti-takeover provisions could substantially impede stockholders' ability to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and stockholders' ability to realize any potential change of control premium.

Our amended and restated bylaws designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the U.S. District Court for the

Western District of Texas shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the State of Texas. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the U.S. District Court for the Western District of Texas may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

If securities and industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities and industry analysts publish about us and our business. If one or more of the securities or industry analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 1C. ***Cybersecurity.***

Cybersecurity Risk Management and Strategy

We identify and assess cybersecurity risk in connection with our enterprise risk management ("ERM") process, which is directly tied to our management's strategic planning process.

We have implemented a variety of measures to assess, identify and manage material risks from cybersecurity threats. These measures include automated source code testing to help align our security infrastructure with application security best practices, and automated scanning and alerts to assess compliance against established security baselines. Our cybersecurity risk management process also includes defined timeframes for addressing vulnerabilities or other gaps identified by our automated detection and scanning tools. We also perform an annual evaluation of our alignment with the U.S. Commerce Department's National Institute of Standards and Technology framework. In addition, our Information Security team performs regular internal vulnerability scans across our information technology systems, and we use an independent third-party service provider for the completion of bi-annual penetration testing to maintain our SOC II compliance.

Our employees are a key element of our cybersecurity and data privacy defenses. We administer mandatory and regular awareness programs for employees on cybersecurity. We require all new employees to complete security awareness training upon hire, and existing employees must complete security awareness training annually thereafter. We also conduct internal incident response tests, phishing test campaigns and other security-enhancing exercises throughout the year. In addition, we established measures to help mitigate the risk of exposure of personally identifiable information ("PII"). We have also implemented phishing protection and data loss prevention tools designed to enhance our cybersecurity throughout our information technology systems.

As part of our cybersecurity risk management processes, we regularly engage third-party service providers to assess our internal cybersecurity programs and compliance with applicable practices and standards.

Our cybersecurity risk management processes include assessing third-party risks and we regularly perform third-party risk assessments to help us identify and mitigate risks arising from our use of or partnership with third parties, such as vendors, suppliers, and other business partners. Third-party cybersecurity risks are also evaluated as part of our initial due diligence assessments upon engaging third-party providers, inclusive of potential fourth-party risks related to the handling and processing of employee, business, or customer data. In addition to due diligence procedures conducted during onboarding of new third-party providers, we perform annual risk assessments of key third-party providers, along with real-time assessments in accordance with our Incident Response Plan and procedures, as needed, to help us determine any potential impact to the Company from third-party cybersecurity incidents that come to our attention.

Our business necessitates the collection and storage of consumers' PII. As such, cybersecurity and data privacy are a top concern for us. As a preventative measure, we have implemented certain policies and procedures that guide our day-to-day operations in these areas.

To date, the Company is not aware of risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business, business strategy, results of operations or financial condition. For additional information, see "Item 1A—*Risk Factors—Risks Related to Our Business—Cyber-attacks and other security breaches could have an adverse effect on our business*" and "Item 1A—*Risk Factors—Risks Related to Our Business—Disruptions in the operation of our computer systems and third-party data centers could have an adverse effect on our business.*"

Cybersecurity Governance

Cybersecurity is an area of focus for our Board of Directors and our management. The Audit Committee of our Board of Directors is primarily responsible for the oversight of risks from cybersecurity threats and is informed about cybersecurity risks through presentations from members of our management responsible for day-to-day management and mitigation of cybersecurity risks, as well as through its direct participation in our ERM process, which holistically addresses risks faced by us, including cybersecurity risk.

Our cybersecurity risk management processes are led by members of our management team, who are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through management of, and participation in, the cybersecurity risk management and strategic processes described above, including the operation of our Incident Response Plan. Our management team reports and provides updates to the Audit Committee on risks from cybersecurity threats quarterly or as needed.

Item 2. *Properties.*

We lease our office space, which includes 25,368 square feet located at 1501 South MoPac Expressway, Suite 450, Austin, TX 78746 and 5,421 square feet located at Tower 909 Building, 909 Lake Carolyn Parkway, Irving, TX 75039. We believe our current office space is sufficient to meet our needs until the expiration of our leases.

Item 3. *Legal Proceedings.*

As of the date of this Annual Report, we are not a party to any material legal proceedings. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Item 4. *Mine Safety Disclosures.*

None.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Our common stock is traded on the Nasdaq under the symbol "LPRO." As of March 25, 2025, there were 23 registered stockholders of record. The actual number of stockholders is significantly greater than this number of record holders, and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividends

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiary to us and such other factors as our Board of Directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we incur in the future. Accordingly, we may not pay any dividends on our common stock in the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information with respect to our repurchases of shares of common stock during the three months ended December 31, 2024.

Period	Total number of shares purchased [1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions)
10/01/2024-10/31/2024	52,122	$ 5.71	—	$ —
11/01/2024-11/30/2024	—	$ —	—	$ —
12/01/2024-12/31/2024	—	$ —	—	$ —
Total	**52,122**		**—**	

[1] Includes shares purchased from employees to satisfy their payroll tax withholding obligations related to share-based awards that vested during those months.

Future share repurchases are subject to the business judgment of our Board of Directors, taking into consideration our historical and projected results of operations, financial condition, cash flows, capital requirements, covenant compliance, current economic environment and other factors considered relevant.

Equity Compensation Plan Information

The information concerning our equity compensation plans is incorporated by reference herein to the section in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders ("2025 Proxy Statement") entitled "*Equity Compensation Plan Information.*"

Performance Graph

The graph below shows the cumulative total stockholder return of an investment of $100.00 at market close on the Closing Date of the Business Combination, in (i) our common stock, (ii) the S&P 500 Index, and (iii) common stock of a selected group of peer issuers (the "Peer Group"). The Peer Group tracks the weighted average stock price performance of equity securities of nine companies in our industry, including Green Dot Corporation, Jack Henry & Associates, Inc., LendingClub Corporation, Pagaya Technologies Ltd., Paymentus Holdings, Inc., Q2 Holdings, Inc., Repay Holdings Corporation, SoFi Technologies, Inc. and Upstart Holdings, Inc. Data for the S&P 500 Index and the Peer Group assumes reinvestment of dividends. Our common stock had a closing stock price of $13.75 on the Closing Date, and the stock price performance shown in the graph below is based on historical data and is not indicative of, nor intended to forecast, future stock price performance of our stock.





Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes appearing in Item 8. Financial Statements and Supplementary Data*. This section of our Annual Report generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Annual Report can be found in Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our* Annual Report on Form 10-K *for the fiscal year ended December 31, 2023. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those factors discussed below and elsewhere in this Annual Report, particularly in* Item 1A—Risk Factors *and* Cautionary Note Regarding Forward-Looking Statements*, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.*

Business Overview

We are a leading provider of lending enablement and risk analytics to credit unions, regional banks, finance companies and OEM captive finance companies. Our customers, collectively referred to herein as automotive lenders, make automotive consumer loans to underserved near-prime and non-prime borrowers by harnessing our risk-based interest rate pricing models, powered by our proprietary data and real-time underwriting of automotive loan default insurance coverage from insurers. Since our inception in 2000, we have facilitated over one million automotive loans representing over $25.1 billion in originations, accumulated more than 20 years of proprietary data and developed over two million unique risk profiles. We currently serve 441 active lenders.

We specialize in risk-based pricing and modeling and provide automated decision-technology for automotive lenders throughout the U.S. We target the financing needs of near-prime and non-prime borrowers, or borrowers with a credit bureau score generally between 560 and 699, who are underserved in the automotive finance industry. Traditional lenders focus on prime borrowers, where an efficient market has developed with interest rate competition that benefits borrowers. Independent finance companies focus on sub-prime borrowers. Borrowers who must utilize the near-prime and non-prime automotive lending market have fewer lenders focused on loans with longer terms or higher interest rates. As a result, many near-prime and non-prime borrowers turn to sub-prime lenders, resulting in higher interest rate loan offerings than such borrower's credit profile often merits or warrants. We seek to make this market more competitive, resulting in more attractive loan terms.

Our flagship product, LPP, is a cloud-based automotive lending enablement platform. LPP supports loans made to near-prime and non-prime borrowers and is designed to underwrite default insurance by linking automotive lenders to our insurance partners. The platform uses risk-based pricing models which enable automotive lenders to assess the credit risk of a potential borrower using data driven analysis. Our proprietary risk models project loan performance, including expected losses and prepayments, in arriving at the optimal contract interest rate. With five-second decisioning, LPP recommends a risk-based, all-inclusive interest rate for a loan that is customized to each automotive lender, reflecting cost of capital, loan servicing and acquisition costs, expected recovery rates and target return on assets. LPP risk models use a proprietary score in assessing and pricing risk on automotive loan applications. This score combines credit bureau data and FCRA-compliant alternative consumer data to more effectively assess risk and determine the appropriate insurance premium for any given loan application.

LPP is powered by technology that delivers speed and scalability in providing interest rate decisioning to automotive lenders. It supports the full transaction lifecycle, including credit application, underwriting, real-time insurance approval, settlement, servicing, invoicing of insurance premiums and fees and advanced data analytics of the automotive lender's portfolio under the program. Through electronic system integration, our software technology connects us to parties in our ecosystem.

A key element of LPP is the unique database that drives risk decisioning using data accumulated for more than 20 years. When a loan is insured at origination, all attributes of the transaction are stored in our database. Through the claims management process, we ultimately obtain loan life performance data on each insured loan. Having granular origination and performance data allows our data scientists and actuaries to evolve and refine risk models, based on actual experience and third-party information sources.

Executive Overview

We facilitate certified loans and have achieved financial success by targeting the financing needs of near-prime and non-prime borrowers who are underserved in the automotive finance industry.

We facilitated 110,652 and 122,984 certified loans during the years ended December 31, 2024 and 2023, respectively.

Total revenue was $24.0 million and $117.5 million for the years ended December 31, 2024 and 2023, respectively.

Operating loss was $65.4 million and operating income was $29.1 million for the years ended December 31, 2024 and 2023, respectively.

Net loss was $135.0 million and net income was $22.1 million for the years ended December 31, 2024 and 2023, respectively.

Impact Related to Profit Share Revenue Change in Estimates

Each quarter, we evaluate and update our profit share revenue forecast and make adjustments to our profit share revenue and related contract assets accordingly. During the year ended December 31, 2024, we recorded a reduction in estimated profit share revenues of $96.1 million, of which $81.3 million was recorded in the fourth quarter of 2024, primarily due to heightened delinquencies and corresponding defaults associated with loans originated in 2021 through 2024.

As discussed below, three factors primarily contributed to this reduction of estimated profit share during the fourth quarter of 2024.

First, there was continued deterioration of our 2021 and 2022 vintages. These certified loans were generated when used car values reached an all-time high in late 2021, driven by pandemic-related disruptions in the supply chain. The subsequent decline in used car values has increased the likelihood of default on vehicles that are now worth significantly less than their corresponding outstanding loan balances. Adjustments to the forecasted performance of our 2021 and 2022 vintages accounted for approximately 40% of our total negative change in estimate for the fourth quarter of 2024.

Second, continued elevated claims and delinquencies as a result of broader macroeconomic conditions accounted for approximately 20% of our total negative change in estimate for the fourth quarter of 2024.

Finally, we identified two cohorts of borrowers, borrowers with credit builder tradelines and borrowers with fewer positive tradelines, that caused our 2023 and 2024 vintages to underperform. Adjustments to the forecasted performance of loans to these two cohorts of borrowers accounted for approximately 40% of our total negative change in estimate for the fourth quarter.

As a result of the profit share change in estimate adjustment, for the year ended December 31, 2024, we reduced our contract assets by $48.5 million and recorded an excess profit share receipts liability of $47.6 million, attributable to the change in our expected profit share revenue. Any future adjustments to profit share revenue forecasts, positive or negative, will impact profit share revenue. Refer to Note 3—*Contract Assets and Excess Profit Share Receipts* for further discussion.

Highlights

The table below summarizes the total dollar-value of insured loans we facilitated, the number of new contracts we signed with automotive lenders and the number of active lenders for the years ended December 31, 2024 and 2023:

	Year ended December 31,	
	2024	**2023**
Certified loans	110,652	122,984
Value of insured loans facilitated (in thousands)	$ 3,111,753	$ 3,614,303
Average loan size per certified loan	$ 28,122	$ 29,388
Number of contracts signed with automotive lenders	58	44
Number of active lenders at end of period(1)	441	454

(1) Active lenders is defined as lenders who certify at least one loan during the preceding 12 months. This number includes 39 and 47 new lenders using LPP to certify loans for the first time during the years ended December 2024 and 2023, respectively.

Key Performance Measures

We review several key performance measures to evaluate business and results, measure performance, identify trends, formulate plans and make strategic decisions. We believe that the presentation of such metrics is useful to our investors and counterparties because such metrics are used to measure and model the performance of companies with recurring revenue streams.

The following table sets forth key performance measures for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		
	2024	**2023**	**% Change**
Certified loans	110,652	122,984	(10)%
Single-pay	100,015	106,767	(6)%
Monthly-pay	10,637	16,217	(34)%
Average program fees (1)	$ 515	$ 527	(2)%
Single-pay	$ 497	$ 492	1%
Monthly-pay (1)	$ 720	$ 825	(13)%

(1) Excludes one-time adjustment of $0.6 million for the year ended December 31, 2023.

Certified Loans

We refer to "certified loans" as the loans facilitated through LPP during a given period. Additionally, we refer to loans with a one-time upfront program fee payment as "single-pay" loans. For certain loans, the program fee is paid to us over 12 monthly installments and we refer to these loans as "monthly-pay" loans.

Average Program Fee

We define "average program fee" as the total program fee revenue recognized for a period, excluding one-time adjustments, divided by the number of certified loans in that period.

Earned Premium

We earn a monthly claims administration service fee, which is calculated by our insurance partners as 3% of the monthly net insurance earned premium collected over the life of the underlying loan. We define "earned premium" as the total insurance premium earned by insurers in a given period. Earned premiums were $336.9 million and $335.0 million for the years ended December 31, 2024 and 2023, respectively.

Industry Trends and General Economic Conditions

Our results of operations have been and may continue to be impacted by the relative strength of the overall economy and its effect on unemployment, consumer spending, consumer demand for automotive financing and our lender customer's liquidity. As general economic conditions improve or deteriorate, the amount of disposable income consumers have tends to fluctuate, which in turn impacts consumer spending levels and the willingness of consumers to enter into loans to finance purchases and consumers' ability to afford financial obligations. Specific economic factors such as inflation, fluctuating interest rates, tariffs, uncertainty or changes in monetary and related policies, market volatility, supply chain disruptions, consumer confidence and, particularly, the unemployment rate also influence consumer spending and borrowing patterns.

Concentration

We rely on our insurance partners for a significant portion of our revenue. Refer to Note 2 — *Summary of Significant Accounting and Reporting Policies* for the concentration of revenues from these customers.

Termination or disruption of these relationships could materially and adversely impact our revenue. See "Item 1A— *Risk Factors—Risks Related to Our Business—If we lose one or more of our insurance partners and are unable to replace their commitments, it could have a material adverse effect on our business*."

Components of Results of Operations

Total Revenue

Our revenue is generated through three streams: (i) program fees paid to us by automotive lenders, (ii) profit share paid to us by insurance partners, and (iii) claims administration service fees paid to us by insurance partners. Our revenue grows as we increase active automotive lenders using LPP as it influences the number of loans funded on LPP. Growth in our active automotive lender relationships will depend on our ability to retain existing automotive lenders and add new ones.

Program fees. Program fees are paid by automotive lenders for the use of LPP, our cloud-based automotive lending enablement platform, which provides loan analytics solutions and automated issuance of credit default insurance with third-party insurance providers. These fees are based on a percentage of each certified loan's original principal balance and recognized as revenue upfront upon certification of the loan by the lending institution. The fee percentage rate varies based on the agreement with each lender. For loans with a one-time upfront payment, there is a sliding scale of rates representing volume discounts for certain lenders. Fees are calculated as a percentage of the funded loan amount and may be subject to a cap. For monthly-pay loans, the fee paid by the lender is typically 3% of the initial amount of the loan and is not capped.

Profit share. Profit share represents our participation in the underwriting profit of third-party insurance partners who provide automotive lenders with credit default insurance on loans those lenders make using LPP. We receive a percentage of the aggregate monthly insurance underwriting profit over the term of the underlying insured loan. Monthly insurance underwriting profit is calculated as the monthly earned premium less expenses and losses (including reserves for incurred, but not reported losses), with losses accrued and carried forward to future profit share calculations. Thus, the profit share payments received from the insurance carriers are based on the monthly activity of the aggregated loan portfolio at the insurance partner level and can vary each period. In periods where the expenses and losses on the loan portfolio exceed the monthly earned premiums, no profit share payments are received and future monthly insurance underwriting profits earned are reduced until the earned premiums for the aggregate loan portfolio exceed the accumulated losses at the insurance partner level.

Upon placement of the insurance, we estimate the total variable consideration we expect to receive from the insurance company over the term of the underlying insured loan using a forecast model based on undiscounted expected future profit share to be received from our insurance partners. The forecast model projects loan-level earned premiums and insurance claim payments driven by projections of prepayment rate, loan default rate and severity of loss on the Company's remaining active loan portfolio as of the reporting date. These assumptions are derived from an analysis of the historical portfolio performance, prevailing default and prepayment trends, and macroeconomic projections. Estimates of variable consideration generated by the forecast model are constrained to the extent that it is probable that a significant reversal of revenue will not occur in future periods. We recognize the estimated profit share revenue upon the placement of the insurance as all performance obligations are satisfied at that time and record a contract asset for the consideration we expect to receive over the term of the underlying insured loan.

On a quarterly basis, we update the assumptions used in the forecast model and recognize a change in estimate adjustment to our profit share revenue and contract assets and the related excess profit share receipts liability in the period, which could be material. We rely on assumptions to calculate the value of profit share revenue, which is our share of insurance partners' underwriting profit. We continue to assess the assumptions used in our forecast model against reported performance and lender delinquency data and make updates to the forecast model in an effort to help ensure that default, severity and prepayment rate projections align with actual experience. Positive change in estimates associated with historic vintages generate additional revenues and future expected cash flows, while negative change in estimates generate a reduction in revenues and future expected cash flows. Please refer to *Critical Accounting Policies and Estimates* for more information on these assumptions.

Claims administration service fees. Claims administration service fees are paid to us by third-party insurance partners for credit default insurance claims adjudication services performed by our subsidiary, IAS, on its insured servicing portfolio. The administration fee is equal to 3% of the monthly insurance earned premium for as long as the LPP certified loan remains outstanding.

Cost of Services and Operating Expenses

Cost of services. Cost of services primarily consists of fees paid to third party partners for partner commissions, compensation and benefit expenses relating to employees engaged in automotive lender customer service, product support and claims administration activities, fees paid for actuarial services related to the development of the monthly premium program, fees for integration with the loan origination systems of automotive lenders, fees paid to credit bureaus and data service providers for credit applicant data and amortization of capitalized software development costs related to our cloud-based solutions. In the near term, we generally expect cost of services to decrease as a percentage of our program fee revenue.

General and administrative expenses. General and administrative expenses are comprised primarily of employee compensation and benefits as well as travel, meals and entertainment expenses, for corporate level employees, data and software expenses and professional and consulting fees. In the near term, we expect general and administrative expenses to decrease as we focus on cost saving initiatives.

Selling and marketing expenses. Selling and marketing expenses consist primarily of compensation and benefits, as well as travel, meals and entertainment expenses, for employees engaged in selling and marketing activities and costs of our business development and marketing programs. We generally expect selling and marketing expenses to remain constant in the near term.

Research and development expenses. Research and development expenses primarily consist of employee compensation and benefits, as well as travel, meals and entertainment expenses, for employees engaged in product development activities. We generally expect our research and development costs to increase in the near term as we continue to invest in new and existing products and services. In addition, we capitalize certain research and development expenses related to the development of new functionality for our cloud-based solutions, which may cause our research and development expense to fluctuate from period to period.

Other Income (Expense)

Interest expense. Interest expense primarily includes interest payments and the amortization of deferred financing costs in connection with the issuance of our debt. Since the borrowings outstanding under our debt currently bear interest at variable rates, we expect our interest expense may continue to fluctuate as a result of changes in interest rates.

Interest income. Interest income primarily includes interest earned on money market funds and U.S. Treasury securities.

Comparison of Year Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		$ Change	% Change
	2024	**2023**		
	($ in thousands)			
Program fees	$ 57,040	$ 64,092	$ (7,052)	(11)%
Profit share				
New certified loan originations	52,979	66,113	(13,134)	(20)%
Change in estimated revenues	(96,102)	(22,812)	(73,290)	321 %
Total profit share	**(43,123)**	**43,301**	**(86,424)**	**(200)%**
Claims administration and other service fees	**10,107**	**10,067**	**40**	**— %**
Total revenue	$ 24,024	$ 117,460	$ (93,436)	(80)%

Total revenue decreased by $93.4 million, or 80%, primarily driven by a $86.4 million decrease in profit share revenue and a $7.1 million decrease in program fees revenue. Claims administration fee revenue was flat compared to the year ended December 31, 2023.

Program Fees. Program fees revenue decreased $7.1 million, or 11%, primarily driven by a 10% decrease in certified loan volume and a 2% decrease in unit economics per certified loan as compared to the year ended December 31, 2023.

Profit Share. Profit share revenue decreased by $86.4 million, or 200%, primarily due to an increase in the negative change in estimate adjustment during the period and a decrease in anticipated profit share revenue associated with new certified loan originations.

During the year ended December 31, 2024, we recorded $53.0 million in anticipated profit share associated with 110,652 certified loans for an average of $479 per loan, as compared to $66.1 million in anticipated profit share associated with 122,984 certified loans for an average of $538 per loan during the year ended December 31, 2023. The decrease in the average revenue per loan was due to a decrease in expected future profit share to be received from our insurance partners on the loans certified based on current estimates of loan default rates, prepayment rates and severity of losses.

In addition, during the year ended December 31, 2024, we recorded a reduction in estimated profit share revenues of $96.1 million for changes in estimates of variable consideration related to performance obligations satisfied in previous periods, or historic vintages, primarily as a result of forecast assumption changes due to higher than anticipated loan default rates associated with loans originated in 2021 through 2024, partially offset by lower than anticipated severity of losses. As the expected profit share variable consideration is recorded and updated on a quarterly basis, the reduction in estimated profit share revenue includes adjustments to revenue recorded in the previous quarters of the same fiscal year reported.

During the year ended December 31, 2023, we recorded a reduction of $22.8 million in estimated profit share revenues related to business in historic vintages primarily as a result of forecast assumptions changes due to higher than anticipated loan default rates and prepayment rates, partially offset by lower than anticipated severity of losses.

Claims Administration and Other Service Fees. Revenue from claims administration and other service fees, which primarily represents 3% of our insurance partners' annual earned premium, was relatively flat for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

Cost of Services, Gross Profit and Gross Margin

	Year Ended December 31,		$ Change	% Change
	2024	**2023**		
	($ in thousands)			
Revenue	$ 24,024	$ 117,460	$ (93,436)	(80)%
Cost of services	23,855	22,282	1,573	7 %
Gross profit (loss)	**$ 169**	**$ 95,178**	**$ (95,009)**	**(100)%**
Gross margin	**1 %**	**81 %**		**(80)%**

Cost of Services. Cost of services increased $1.6 million, or 7%, primarily due to a $0.8 million in increase employee compensation and benefit costs associated with our focus on product support and the growth of our claims administration team and $1.1 million increase in fees paid to data service providers, partially offset by a decrease in other variable cost of services.

Gross Profit. Gross profit decreased by $95.0 million, or 100%, primarily driven by decreases in program fees and profit share revenues and an increase in cost of services, as discussed above.

Operating Expenses, Operating Income (Loss) and Operating Margin

	Year Ended December 31,		$ Change	% Change
	2024	2023		
	($ in thousands)			
Gross profit (loss)	$ 169	$ 95,178	$ (95,009)	(100)%
Operating expenses				
General and administrative	43,867	43,043	824	2 %
Selling and marketing	17,218	17,485	(267)	(2)%
Research and development	4,462	5,575	(1,113)	(20)%
Total operating expenses	$ 65,547	$ 66,103	$ (556)	(1)%
Operating income (loss)	$ (65,378)	$ 29,075	$ (94,453)	(325)%
Operating margin	(272)%	25 %		(297)%

General and Administrative. General and administrative expenses increased by $0.8 million, or 2%, primarily driven by an increase in corporate employee compensation and benefit costs of $3.2 million, partially offset by a $2.0 million decrease in business taxes due to non-recurring events in 2023.

Selling and Marketing. Selling and marketing expenses decreased by $0.3 million, or 2%, primarily driven by a $0.6 million decrease in marketing expenses, mostly associated with reduced spending on events, media relations and branding, partially offset by a $0.5 million increase in employee compensation and benefits.

Research and Development. Research and development expenses decreased by $1.1 million, or 20%, primarily due to a decrease in employee compensation and benefit costs due to an increase in capitalized employee costs related to our LPP platform.

Operating income (loss). Operating income (loss) decreased by $94.5 million, or 325%, primarily driven by decreases in total revenues as well as changes in cost of services and operating expenses, as discussed above.

Interest Expense and Interest Income

	Year Ended December 31,		$ Change	% Change
	2024	2023		
	($ in thousands)			
Interest expense	$ (11,317)	$ (10,661)	$ (656)	6%
Interest income	$ 12,090	$ 10,335	$ 1,755	17%

Interest expense increased $0.7 million, or 6%, as a result of higher borrowing costs during 2024 primarily due to an increase in applicable margins based on our total net leverage ratio, partially offset by a decrease in interest rates.

Interest income increased $1.8 million, or 17%, primarily due to an increase in interest earned on our U.S Treasury securities and Money Market accounts.

Income Taxes

	Year Ended December 31,		$ Change	% Change
	2024	2023		
	($ in thousands)			
Income (loss) before income taxes	$ (64,605)	$ 28,858	$ (93,463)	(324)%
Income tax expense	$ 70,405	$ 6,788	$ 63,617	937%
Effective tax rate	(109.0)%	23.5%		

Income tax expense increased $63.6 million during the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily as a result of the impact of recording a valuation allowance on all of our deferred tax assets during the period. Refer to Note 12 — *Income Taxes* for further discussion.

Liquidity and Capital Resources

Our principal liquidity requirements are to (i) meet working capital, tax and capital expenditure needs, and (ii) service and repay our indebtedness.

Cash Flow and Liquidity Analysis

We assess liquidity primarily in terms of our ability to generate cash to fund operating and investing activities. A significant portion of our cash from operating activities is derived from our profit share arrangements with our insurance partners, which are subject to judgments and forecast model assumptions and is, therefore, subject to variability. Changes in these assumptions have resulted in negative impacts to our estimated profit share revenues, which may adversely affect our future expected cash flows. Despite this uncertainty, we believe that our existing cash resources and the Revolving Credit Facility will provide sufficient liquidity to fund our near-term working capital needs. We regularly evaluate alternatives for managing our capital structure and liquidity profile in consideration of expected cash flows, growth and operating capital requirements and capital market conditions. Refer to Critical Accounting Policies and Estimates and Item 1A — Risk Factors for a full description of the related estimates, assumptions, and judgments.

Based on our assessment of the underlying provisions and circumstances of our contractual obligations, other than the risks that we and other similarly situated companies face with respect to macroeconomic conditions and the condition of the capital markets (as described in Item 1A—Risk Factors), there is no known trend, demand, commitment, event, or uncertainty that is reasonably likely to occur that would have a material adverse effect on our consolidated results of operations, financial condition, or liquidity.

The following table provides a summary of cash flow data:

	Year Ended December 31,			
	2024		**2023**	
	(in thousands)			
Net cash provided by operating activities	$	17,598	$	82,658
Net cash used in investing activities	$	(3,896)	$	(2,178)
Net cash used in financing activities	$	(6,447)	$	(42,330)

Cash Flows from Operating Activities

Our cash flows provided by operating activities reflect net income (loss) adjusted for certain non-cash items and changes in operating assets and liabilities.

The following table summarizes the adjustments in the operating activities in the Statement of Cash Flows:

	Year Ended December 31,			
	2024		**2023**	
	($ in thousands)			
Net income (loss)	$	**(135,010)**	$	**22,070**
Non-cash adjustments		81,723		6,729
Change in contract assets		14,247		46,116
Change in excess profit share receipts		47,556		—
Change in other assets and liabilities		9,082		7,743
Net cash provided by operating activities	$	**17,598**	$	**82,658**

Net cash provided by operating activities decreased by $65.1 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The decrease was primarily attributable to decreased cash collections of $79.3 million related to program fees, profit share and claims administration service fee revenues, and a $2.3 million increase in interest payments. This decrease in cash was partially offset by a $13.0 million reduction in income tax payments and an $1.8 million increase in interest income received during the year ended December 31, 2024 as compared to the year ended December 31, 2023.

The net change in contract assets and excess profit share receipts liability reported in net cash provided by operating activities includes the impact of a reduction in estimated profit share revenues of $96.1 million for changes in estimates of variable consideration. Refer to Note 3—*Contract Assets and Excess Profit Share Receipts* for further discussion.

Cash Flows from Investing Activities

For the years ended December 31, 2024 and 2023, net cash used in investing activities was $3.9 million and $2.2 million, respectively, and primarily related to capitalized software development costs related to our cloud-based solution and other software developed for internal use.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily consist of share repurchases, and payments of debt and deferred financing costs.

For the year ended December 31, 2024, net cash used in financing activities was $6.4 million which includes a $4.7 million principal payment on our Term Loan due 2027, $1.4 million for shares withheld for payroll taxes associated with the vesting of restricted stock awards and $0.3 million for payments of accrued excise tax on shares repurchased during 2023.

For the year ended December 31, 2023, net cash used in financing activities was $42.3 million and is primarily related to the repurchase of 5,233,065 shares of our common stock held in treasury stock for a total of $37.3 million, excluding excise tax.

Debt

As of December 31, 2024, we had no amounts outstanding under our Revolving Credit Facility and $140.6 million outstanding under our Term Loan due 2027. Refer to Note 5—*Long-term Debt* for further discussion.

Share Repurchase Program

In November 2022, the Board of Directors authorized a share repurchase program (the "Share Repurchase Program"), allowing the Company to repurchase up to $75.0 million of the Company's outstanding common stock until March 31, 2024. Pursuant to the Share Repurchase Program, the Company repurchased 5,233,065 and 2,643,306 shares at an average price of $7.13 and $6.82 for a total of $37.3 million and $18.0 million, excluding excise tax, during the years ended December 31, 2023 and 2022, respectively. These shares were recorded to Treasury stock, at cost in the Consolidated Balance Sheets, which includes $0.3 million of excise tax paid in October 2024.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures used by management to evaluate its operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe these measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. These measures further provide useful analysis of period-to-period comparisons of our business, as they exclude the effect of certain non-cash items and certain variable charges. Adjusted EBITDA is defined as GAAP net income (loss) excluding interest expense, income tax expense, depreciation expense of property and equipment, amortization expense of capitalized software development costs and share-based compensation expense. Adjusted EBITDA margin is defined as Adjusted EBITDA expressed as a percentage of total revenue.

The following table presents a reconciliation of GAAP net income (loss) to Adjusted EBITDA for each of the periods indicated:

| | Year Ended December 31, | |
	2024	2023
	($ in thousands)	
Net income (loss)	$ (135,010)	$ 22,070
Non-GAAP adjustments:		
Interest expense	11,317	10,661
Income tax expense	70,405	6,788
Depreciation and amortization expense	1,674	1,159
Share-based compensation	8,677	9,492
Total adjustments	92,073	28,100
Adjusted EBITDA	$ (42,937)	$ 50,170
Adjusted EBITDA margin	(179)%	43 %

For the year ended December 31, 2024, Adjusted EBITDA decreased by $93.1 million, or 186%, as compared to year ended December 31, 2023. The decrease in Adjusted EBITDA reflects the decrease in operating income primarily driven by the decrease in estimated future profit share revenue on historic vintages, partially offset by decreased operating expenses.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on our revenue, income from operations and net income, as well as on the value of certain assets and liabilities on our Consolidated Balance Sheets. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

The consolidated financial statements have been prepared in accordance with GAAP. To prepare these financial statements, we make estimates, assumptions, and judgments that affect what we report as our assets and liabilities, what we disclose as contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented.

In accordance with our policies, we regularly evaluate our estimates, assumptions, and judgments, including, but not limited to, those concerning revenue recognition, depreciation and amortization, contingencies, share-based compensation, and income taxes, and base our estimates, assumptions, and judgments on historical experience and on factors we believe reasonable under the circumstances. The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. If our assumptions or conditions change, the actual results we report may differ from these estimates. We believe the following critical accounting policies affect the more significant estimates, assumptions, and judgments we use to prepare these consolidated financial statements. Refer to Note 2 — *Summary of Significant Accounting and Reporting Policies* in the accompanying consolidated financial statements for a summary of our significant accounting policies.

Profit Share Revenue Recognition

We recognize revenue in accordance with the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Application of ASC 606 requires us to make judgments and estimates related to the classification, measurement and recognition of revenue. Our revenue primarily consists of program fees derived from contracts with lending institutions, profit share and claims administration service fees from contracts with insurance partners and is recognized when the contractual performance obligation is satisfied.

The primary judgment relating to the recognition of revenue is the estimation of our profit share with our insurance partners. Profit share represents our participation in the underwriting profit of third-party insurance partners who provide automotive lenders with credit default insurance on loans those lenders make using LPP. We receive a percentage of the aggregate monthly insurance underwriting profit over the term of the underlying insured loan.

Monthly insurance underwriting profit is calculated as the monthly earned premium less expenses and losses (including reserves for incurred, but not reported losses), with losses accrued and carried forward to future profit share calculations.

Upon placement of the insurance, we estimate the total variable consideration we expect to receive from the insurance company over the term of the underlying insured loan, typically 5 to 7 years, using a forecast model based on undiscounted expected future profit share to be received from our insurance partners. The forecast model projects loan-level earned premiums and insurance claim payments driven by projections of prepayment rate, loan default rate and severity of loss. These assumptions are derived from an analysis of the historical portfolio performance, prevailing default and prepayment trends, and macroeconomic projections. Prepayment trends impact the estimate of profit share revenue in the event a loan is paid off early or defaults before the original term, future earned premium cash flows will be impacted. Claim severity is also a key factor in the calculation of profit share revenue and is dependent on the realized value from the sale of a vehicle and the wholesale value which are impacted by auto market volatility. We continue to assess the default and prepayment assumptions of our forecast model against reported performance and lender delinquency data and make updates to the forecast model in an effort to help ensure that default and prepayment rate projections align with actual experience.

Estimates of variable consideration generated by the forecast model are constrained to the extent that it is probable that a significant reversal of revenue will not occur in future periods. We consider various factors in constraining the estimates of variable consideration to determine whether some, or all, of the estimated amount can be included in the transaction price. These factors include: 1) the amount of consideration is highly susceptible to factors outside our control, 2) the uncertainty about the amount of consideration is not expected to be resolved for a long period of time, and 3) the contract has a large number and broad range of possible consideration amounts. In addition, while we have significant history facilitating insurance placement, changes in the current economic behavior of the loans can impact the forecast models and cause the estimated profit share consideration to deviate from the historical patterns.

We recognize the estimated profit share revenue upon the placement of the insurance as all performance obligations are satisfied at that time. On a quarterly basis, we update the assumptions used in the forecast model, including the constraints applied, and recognize a change in estimate adjustment to our profit share revenue and contract assets and the related excess profit share receipts liability in the period, which could be material. The profit share revenue change in estimate adjustments increase or decrease our contract asset. To the extent a negative change in estimate exceeds the associated contract asset balance at a loan level, or if cash consideration received is in excess of the expected profit share consideration, the amount is recorded as an excess profit share receipt liability and will be impacted by future changes in estimate related to the profit share revenue forecast.

We evaluate our forecast assumptions for prepayment rate, loan default rate and severity of loss by performing a sensitivity analysis calculating the impact on the cumulative profit share revenue of a hypothetical 10% increase and decrease in each assumption. The below table summarizes the results of the sensitivity analysis as of December 31, 2024:

	Prepayment rate		Loan default rate		Severity of loss	
Assumption change	10%	(10)%	10%	(10)%	10%	(10)%
Impact on cumulative revenue[1]	(3)%	3%	(7)%	7%	(9)%	9%

[1] Cumulative revenue is calculated as the actual and projected loan-level earned premiums and insurance claims for loans originated through the end of the reporting period.

Refer to Note 2 — *Summary of Significant Accounting and Reporting Policies* and Note 3—*Contract Assets and Excess Profit Share Receipts* in the accompanying consolidated financial statements for additional discussion regarding our profit share revenue and related contract assets.

Income Taxes

Our effective tax rate is based on income at statutory tax rates, adjusted for non-taxable and non-deductible items and tax credits. Management's best estimate of future events and their impact is included in our effective tax rate. Certain changes or future events, such as changes in tax legislation, could have an impact on our estimates and effective tax rate. Audit periods remain open for review until the statute of limitations has passed.

The calculation of income taxes involves estimating the actual current tax liability together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheets. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we are required to develop estimates of the anticipated timing of the reversal of existing deferred tax liabilities, as well as estimates of future taxable income in some instances. Judgment is inherent in this process and differences between the estimated and actual amounts could result in a material impact on our consolidated financial statements.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step requires us to determine whether the weight of available evidence indicates that the tax position has met the threshold for recognition. Therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently complex and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We re-evaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Recent Accounting Pronouncements

Refer to Note 2 — *Summary of Significant Accounting and Reporting Policies* to the accompanying consolidated financial statements for our discussion about new accounting pronouncements adopted and those pending.

Contractual and Other Obligations

As of December 31, 2024, our estimated future obligations include both current and long-term obligations. For our debt described in Note 5 — *Long-term Debt*, we have a current obligation of $7.5 million and a long-term obligation of $133.1 million. Under our operating leases described in Note 10 — *Commitments and Contingencies*, we have a current obligation of $0.8 million and a long-term obligation of $3.3 million. In addition, as of December 31, 2024, we have a non-cancellable minimum purchase commitment of $6.0 million associated with third-party credit data services, of which $2.0 million require us to make cash payments in the next 12 months. See Note 10 — *Commitments and Contingencies* for additional discussion of our non-cancellable purchase commitment.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Our operations activities are in the U.S. These operations expose us to a variety of market risks, including the effects of changes in interest rates and changes in consumer attitudes toward financing a vehicle purchase. We monitor and manage these financial exposures as an integral part of our overall risk management program.

Market Risk

In the normal course of business, we are exposed to market risk and have established policies designed to protect against the adverse effects of this exposure. We are exposed to risks associated with general economic conditions and the impact of the economic environment on consumer spending levels, the willingness of consumers to enter into loans to finance purchases and consumers' ability to afford financial obligations. Consumer spending and borrowing patterns related to auto purchases are influenced by economic factors such as unemployment rates, inflation, fluctuating interest rates, tariffs, changes in monetary and related policies, market volatility, and overall consumer confidence. We also face risk from competition to acquire, maintain and develop new relationships with automotive lenders, as well as competition from a wide variety of automotive lenders who are (or are affiliated) with financial institutions and have capacity to hold loans on their balance sheets.

Concentration Risk

We rely on our three active insurance partners for a significant portion of our profit share and claims administration service fee revenue. Termination or disruption of these relationships could materially and adversely impact our revenue. See "Item 1A—*Risk Factors—Risks Related to Our Business—If we lose one of more of our insurance partners and are unable to replace their commitments, it could have a material adverse effect on our business.*"

Refer to Note 2 — *Summary of Significant Accounting and Reporting Policies* for the concentration of revenues from these customers.

Interest Rate Risk

Our earnings and cash flows are subject to fluctuations due to changes in interest rates on investment of available cash balances in money market funds and U.S. Treasury securities. Our Term Loan due 2027 also exposes us to changes in short-term interest rates since interest rates on the underlying obligations are variable.

As of December 31, 2024, we had $140.6 million outstanding under the Term Loan due 2027, which is scheduled to mature on September 9, 2027. There were no amounts outstanding under the Revolving Credit Facility as of December 31, 2024. Borrowings under our Credit Agreement bear interest at a rate equal to the term Secured Overnight Financing Rate ("SOFR") plus 0.10% ("Adjusted SOFR") plus a spread that is based upon our total net leverage ratio. The spread ranges from 1.625% to 2.375% per annum for Adjusted SOFR loans. We are also charged an unused commitment fee that ranges from 0.15% to 0.225% per annum on the average daily unused portion of the Revolving Credit Facility, which is paid quarterly in arrears and is based on our total net leverage ratio.

Item 8. *Financial Statements and Supplementary Data.*

Our consolidated financial statements and supplementary data are included in this Annual Report beginning on page F-1.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, regardless of how well they were designed and are operating, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Report on the Effectiveness of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial and accounting officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management, with the participation of our principal executive and principal financial and accounting officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its 2013 Internal Control — Integrated Framework. Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm who audited the Company's consolidated financial statements included in this Annual Report, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(f) or 15d-15(f) of the Exchange Act during the period covered by this Annual Report, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

Insider Trading Arrangements

During the three months ended December 31, 2024, no director or officer of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

None.

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item is set forth under the captions "*Board of Directors and Corporate Governance*," "*Executive Officers*" and "*Delinquent Section 16(a) Reports*" in the 2025 Proxy Statement.

The Company has insider trading policies and procedures that govern the purchase, sale and other disposition of its securities by directors, officers, and employees, as well as by the Company itself. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations and applicable listing standards. The Company's Statement of Company Policy on Insider Trading and Disclosure is filed with this Annual Report as Exhibit 19.1, and the Company's Special Trading Procedures for Insiders are filed with this Annual Report as Exhibit 19.2.

Item 11. *Executive Compensation.*

The information required by this item is set forth under the caption "*Executive Compensation*" in the 2025 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item is set forth under the caption "*Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*" in the 2025 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is set forth under the caption "*Certain Relationships and Related Person Transactions*" in the 2025 Proxy Statement.

Item 14. *Principal Accountant Fees and Services.*

The information required by this item is set forth under the caption "*Ratification of the Selection of Independent Registered Public Accounting Firm*" in the 2025 Proxy Statement.

Item 15. *Exhibit and Financial Statement Schedules.*

(a) The following documents are filed as part of this report.

    (1) *Financial Statements*

        Our consolidated financial statements are included in Part IV, Item 15 of this Annual Report.

    (2) *Financial Statement Schedules*

        All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

    (3) *Exhibits*

        The exhibits listed in (b) are filed or incorporated by reference as part of this Annual Report.

(b) Exhibits

Number	Description
3.1	Amended and Restated Certificate of Incorporation of Open Lending Corporation (incorporated by reference to Exhibit 3.1 to Open Lending Corporation's Current Report on Form 8-K filed June 15, 2020).
3.2	Amended and Restated Bylaws of Open Lending Corporation (incorporated by reference to Exhibit 3.2 to Open Lending Corporation's Current Report on Form 8-K filed June 15, 2020).
4.1	Description of Registrant's Securities (incorporated by reference to Exhibit 4.4 to Open Lending Corporation's Annual Report on Form 10-K filed March 16, 2021).
10.1	Investor Rights Agreement, dated as of June 10, 2020, by and among Nebula Parent Corp., the parties listed as Investors herein, Bregal Sagemount I, L.P., solely for the purposes of Section 8.1, and Open Lending, LLC (incorporated by reference to Exhibit 10.8 to Open Lending Corporation's Current Report on Form 8-K filed June 15, 2020).
10.2	Credit Agreement, dated as of March 19, 2021, by and among Open Lending Corporation, the Administrative Agent and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to Open Lending Corporation's Current Report on Form 8-K filed March 25, 2021).
10.3	First Amendment to Credit Agreement, dated as of September 9, 2022, by and among Open Lending Corporation as borrower, certain subsidiaries of Open Lending Corporation as guarantors, the financial institutions party thereto as lenders and Wells Fargo Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Open Lending Corporation's Current Report on Form 8-K filed September 15, 2022).
10.4	2020 Stock Option and Incentive Plan. (Incorporated by reference to Annex E of Nebula Acquisition Corp.'s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).
10.5	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 to Open Lending Corporation's Current Report on Form 8-K filed June 15, 2020).
10.6	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to Open Lending Corporation's Current Report on Form 8-K filed June 15, 2020).
10.7	Employment Agreement by and between the Company and Keith A. Jezek, dated October 6, 2022 (incorporated by reference to Exhibit 10.1 to the Open Lending Corporation's Current Report on Form 8-K filed October 6, 2022).
10.8	Separation Agreement by and between the Company and Keith Jezek, dated March 22, 2024 (incorporated by reference to Exhibit 10.1 to Open Lending Corporation's Current Report on Form 8-K filed March 25, 2024).

10.9	Employment Agreement by and between the Company and Charles D. Jehl, dated August 28, 2020 (incorporated by reference to Exhibit 10.3 to Open Lending Corporation's Current Report on Form 8-K filed August 31, 2020).
10.10	First Amendment to Employment Agreement by and between the Company and Charles D. Jehl, dated November 5, 2020 (incorporated by reference to Exhibit 10.3 to Open Lending Corporation's Current Report on Form 8-K filed November 12, 2020).
10.11	Second Amendment to Employment Agreement by and between the Company and Charles D. Jehl, dated March 22, 2024 (incorporated by reference to Exhibit 10.2 to Open Lending Corporation's Current Report on Form 8-K filed March 25, 2024).
10.12	Amended and Restated Employment Agreement by and between Open Lending Corporation and Charles D. Jehl, dated September 11, 2024 (incorporated by reference to Exhibit 10.1 to Open Lending Corporation's Current Report on Form 8-K filed September 12, 2024).
10.13	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.4 to Open Lending Corporation's Current Report on Form 8-K filed November 12, 2020).
10.14	Separation Agreement by and between the Company and Thinh Nguyen, dated May 2, 2024 (incorporated by reference to Exhibit 10.1 to Open Lending Corporation's Current Report on Form 8-K filed May 8, 2024).
10.15*	Third Amended and Restated Non-Employee Director Compensation Policy.
19.1*	Statement of Company Policy on Insider Trading and Disclosure.
19.2*	Special Trading Procedures for Insiders.
21.1*	List of Significant Subsidiaries.
23.1*	Consent of Ernst & Young, LLP.
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer and Interim Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).
97.1	Open Lending Corporation Clawback Policy (incorporated by reference to Exhibit 97.1 to Open Lending Corporation's Annual Report on Form 10-K filed February 28, 2024).
101*	The following materials from Open Lending Corporation's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in iXBRL (Inline eXtensible Business Reporting Language):
	(i) Consolidated Balance Sheets
	(ii) Consolidated Statements of Operations
	(iii) Consolidated Statements of Stockholder's Equity
	(iv) Consolidated Statements of Cash Flows
	(v) Notes to Consolidated Financial Statements
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith.
**	Furnished herewith.

Item 16. *Form 10-K Summary.*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN LENDING CORPORATION

/s/ Jessica Buss

Jessica Buss

March 31, 2025

Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jessica Buss Jessica Buss	Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2025
/s/ Charles D. Jehl Charles D. Jehl	Interim Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 31, 2025
/s/ Adam H. Clammer Adam H. Clammer	Director	March 31, 2025
/s/ Eric A. Feldstein Eric A. Feldstein	Director	March 31, 2025
/s/ Blair J. Greenberg Blair J. Greenberg	Director	March 31, 2025
/s/ Thomas K. Hegge Thomas K. Hegge	Director	March 31, 2025
/s/ Shubhi S. Rao Shubhi S. Rao	Director	March 31, 2025
/s/ Gene Yoon Gene Yoon	Director	March 31, 2025

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Open Lending Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Open Lending Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Profit Share Revenue Recognition

Description of the Matter

As described in Note 2 to the consolidated financial statements, management uses forecasts of loan-level earned premiums and insurance claim payments to estimate profit share revenue expected to be received from third-party insurance providers over the life of each loan. Forecasts are driven by management's projections of prepayment rate, loan default rate and severity of loss. These assumptions are based on the historical performance of the active loan portfolio, prevailing default and prepayment trends, and macroeconomic projections.

Auditing management's estimate of profit share revenue is complex because the recognition involves significant management judgment about expected future consideration to be received from third-party insurance providers over the life of each loan. The significant assumptions used in the estimated variable consideration reflects management's estimate of future prepayment rates, loan default rates and severity of loss. Changes in those assumptions can have a significant effect on total profit share revenue recognized.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to estimate the variable consideration recognized as profit share revenue. For example, we tested controls over management's review of the variable consideration significant assumptions and the historical data utilized in the estimate for future prepayment rates, loan default rates and severity of loss.

To test the variable consideration recognized as profit share revenue, we performed audit procedures that included, among others, evaluating the methodology used to develop the significant assumptions, and tested the completeness and accuracy of the historical data used by the Company. We involved subject matter experts to assist in evaluating the appropriateness of the estimation methodology and underlying significant assumptions, including comparing to industry trends, market data and other market participants. We also evaluated the accuracy of management's assumed profit share revenue from prior periods by comparing to subsequent actual activity.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2020.
Austin, Texas
March 31, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Open Lending Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Open Lending Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Open Lending Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 31, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Austin, Texas
March 31, 2025

OPEN LENDING CORPORATION
Consolidated Balance Sheets
(In thousands, except share data)

| | December 31, | |
	2024	2023
Assets		
Current assets		
Cash and cash equivalents	$ 243,164	$ 240,206
Restricted cash	10,760	6,463
Accounts receivable, net	5,055	4,616
Current contract assets, net	9,973	28,704
Income tax receivable	3,558	7,035
Other current assets	3,215	2,852
Total current assets	**275,725**	**289,876**
Property and equipment, net	729	826
Capitalized software development costs, net	5,386	3,087
Operating lease right-of-use assets, net	3,878	3,990
Contract assets	5,094	610
Deferred tax asset, net	—	70,113
Other assets	5,556	5,535
Total assets	**$ 296,368**	**$ 374,037**
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 953	$ 375
Accrued expenses	5,166	8,131
Current portion of debt	7,500	4,688
Third-party claims administration liability	10,797	6,464
Current portion of excess profit share receipts	19,346	—
Other current liabilities	3,490	932
Total current liabilities	**47,252**	**20,590**
Long-term debt, net of deferred financing costs	132,217	139,357
Operating lease liabilities	3,273	3,450
Excess profit share receipts	28,210	—
Other liabilities	7,329	5,060
Total liabilities	**218,281**	**168,457**
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.01 par value; 10,000,000 shares authorized and none issued and outstanding	—	—
Common stock, $0.01 par value; 550,000,000 shares authorized, 128,198,185 shares issued and 119,350,001 shares outstanding as of December 31, 2024 and 128,198,185 shares issued and 118,819,795 shares outstanding as of December 31, 2023	1,282	1,282
Additional paid-in capital	502,664	502,032
Accumulated deficit	(328,759)	(193,749)
Treasury stock at cost, 8,848,184 shares at December 31, 2024 and 9,378,390 at December 31, 2023	(97,100)	(103,985)
Total stockholders' equity	**78,087**	**205,580**
Total liabilities and stockholders' equity	**$ 296,368**	**$ 374,037**

The accompanying notes are an integral part of these consolidated financial statements.

OPEN LENDING CORPORATION

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue			
Program fees	$ 57,040	$ 64,092	$ 80,611
Profit share	(43,123)	43,301	90,056
Claims administration and other service fees	10,107	10,067	8,927
Total revenue	**24,024**	**117,460**	**179,594**
Cost of services	23,855	22,282	19,968
Gross profit (loss)	**169**	**95,178**	**159,626**
Operating expenses			
General and administrative	43,867	43,043	35,950
Selling and marketing	17,218	17,485	17,856
Research and development	4,462	5,575	8,205
Total operating expenses	**65,547**	**66,103**	**62,011**
Operating income (loss)	**(65,378)**	**29,075**	**97,615**
Interest expense	(11,317)	(10,661)	(5,832)
Interest income	12,090	10,335	1,995
Other income (expense), net	—	109	(238)
Income (loss) before income taxes	**(64,605)**	**28,858**	**93,540**
Income tax expense	70,405	6,788	26,920
Net income (loss)	**$ (135,010)**	**$ 22,070**	**$ 66,620**
Net income (loss) per common share			
Basic	$ (1.13)	$ 0.18	$ 0.53
Diluted	$ (1.13)	$ 0.18	$ 0.53
Weighted average common shares outstanding			
Basic	119,179,766	120,826,644	126,108,329
Diluted	119,179,766	121,474,880	126,261,614

The accompanying notes are an integral part of these consolidated financial statements.

OPEN LENDING CORPORATION

Consolidated Statements of Changes in Stockholders' Equity

(In thousands, except for number of shares and units)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity
	Shares	Amount	Amount	Amount	Shares	Amount	Amount
Balance as of December 31, 2021	128,198,185	$ 1,282	$ 496,983	$ (282,439)	(1,985,309)	$ (56,844)	$ 158,982
Share-based compensation	—	—	5,449	—	—	—	5,449
Shares repurchased	—	—	—	—	(2,643,306)	(18,018)	(18,018)
Restricted stock units issued, net of shares withheld for taxes	—	—	(2,807)	—	76,489	2,598	(209)
Net income	—	—	—	66,620	—	—	66,620
Balance as of December 31, 2022	128,198,185	$ 1,282	$ 499,625	$ (215,819)	(4,552,126)	$ (72,264)	$ 212,824
Share-based compensation	—	—	9,580	—	—	—	9,580
Shares repurchased	—	—	—	—	(5,233,065)	(37,695)	(37,695)
Restricted stock units issued, net of shares withheld for taxes	—	—	(7,173)	—	406,801	5,974	(1,199)
Net income	—	—	—	22,070	—	—	22,070
Balance as of December 31, 2023	128,198,185	$ 1,282	$ 502,032	$ (193,749)	(9,378,390)	$ (103,985)	$ 205,580
Share-based compensation	—	—	8,962	—	—	—	8,962
Restricted stock units issued, net of shares withheld for taxes	—	—	(8,330)	—	530,206	6,885	(1,445)
Net loss	—	—	—	(135,010)	—	—	(135,010)
Balance as of December 31, 2024	128,198,185	$ 1,282	$ 502,664	$ (328,759)	(8,848,184)	$ (97,100)	$ 78,087

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income (loss)	$ (135,010)	$ 22,070	$ 66,620
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Share-based compensation	8,677	9,492	5,449
Depreciation and amortization	1,674	1,159	915
Amortization of debt issuance costs	427	428	424
Non-cash operating lease cost	705	620	579
Deferred income taxes	70,113	(4,985)	375
Other	127	15	—
Changes in operating assets and liabilities:			
Accounts receivable, net	(439)	1,105	804
Contract assets, net	14,247	46,116	37,527
Excess profit share receipts	47,556	—	—
Other current and non-current assets	(429)	(507)	(2,685)
Accounts payable	578	86	(996)
Accrued expenses	(2,473)	1,183	2,405
Income tax receivable, net	4,198	2,699	(8,369)
Operating lease liabilities	(624)	(561)	(495)
Third-party claims administration liability	4,333	2,409	1,005
Other current and non-current liabilities	3,938	1,329	3,873
Net cash provided by operating activities	**17,598**	**82,658**	**107,431**
Cash flows from investing activities			
Purchase of property and equipment	(165)	(123)	(238)
Capitalized software development costs	(3,731)	(2,055)	(386)
Net cash used in investing activities	**(3,896)**	**(2,178)**	**(624)**
Cash flows from financing activities			
Proceeds from term loans	—	—	150,000
Payments on term loans	(4,688)	(3,750)	(123,594)
Payments on revolving credit facility	—	—	(25,000)
Payment of deferred financing cost	—	—	(976)
Payment of excise tax on shares repurchased	(314)	—	—
Shares repurchased	—	(37,322)	(18,018)
Shares withheld for taxes related to restricted stock units	(1,445)	(1,258)	(209)
Net cash used in financing activities	**(6,447)**	**(42,330)**	**(17,797)**
Net change in cash and cash equivalents and restricted cash	7,255	38,150	89,010
Cash and cash equivalents and restricted cash at the beginning of the period	246,669	208,519	119,509
Cash and cash equivalents and restricted cash at the end of the period	$ 253,924	$ 246,669	$ 208,519
Supplemental disclosure of cash flow information:			
Interest paid	$ 12,590	$ 10,313	$ 3,520
Income tax paid (refunded), net	(3,907)	9,075	36,112
Non-cash investing and financing:			
Right-of-use assets obtained in exchange for lease obligations	$ 594	$ —	$ —
Share-based compensation for capitalized software development	285	88	—
Capitalized software development costs accrued but not paid	15	248	—
Accrued excise tax associated with share repurchases	—	314	—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Description of Business, Background and Nature of Operations

Open Lending Corporation, headquartered in Austin, Texas, provides loan analytics, risk-based loan pricing, risk modeling, and automated decision technology for automotive lenders throughout the United States ("U.S."), which enables each lending institution to book near-prime and non-prime automotive loans, coupled with real-time underwriting of loan default insurance, out of their existing business flow. The Company also operates as a third-party administrator that adjudicates insurance claims and premium adjustments on automotive loans.

The Company's flagship product, Lenders Protection™ platform ("LPP"), is a cloud-based automotive lending enablement platform. LPP supports loans made to near-prime and non-prime borrowers and is designed to underwrite default insurance by linking automotive lenders to our insurance partners. The platform uses risk-based pricing models that enable automotive lenders to assess the credit risk of a potential borrower using data driven analysis. The Company's proprietary risk models project loan performance, including expected losses and prepayments, in arriving at the optimal contract interest rate. LPP recommends a risk-based, all-inclusive interest rate for a loan that is customized to each automotive lender, reflecting cost of capital, loan servicing and acquisition costs, expected recovery rates and target return on assets.

Nebula Acquisition Corporation ("Nebula"), our predecessor, was originally incorporated in Delaware on October 2, 2017 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On June 10, 2020 (the "Closing Date"), Nebula completed a business combination (the "Business Combination") pursuant to that certain Business Combination Agreement by and among Nebula, Open Lending, LLC, and the other parties named therein (the "Business Combination Agreement").

Unless the context otherwise requires, "we," "us," "our," "Open Lending," and the "Company" refers to Open Lending Corporation, the combined company and its subsidiaries following the Business Combination. "Open Lending, LLC" and "Nebula" refer to Open Lending, LLC and Nebula Acquisition Corporation, respectively, prior to the Closing Date.

Note 2—Summary of Significant Accounting and Reporting Policies

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and include the accounts of the Company and all its subsidiaries that are directly or indirectly owned or controlled by the Company. All intercompany transactions and balances have been eliminated upon consolidation.

Certain prior year amounts have been reclassified to conform to the Company's presentation of its consolidated financial statements as of and for the year ended December 31, 2024. Such reclassifications had no effect on the Company's previously reported net income, earnings per share, cash flow or accumulated deficit.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and those differences may be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The most significant items subject to such estimates and assumptions include, but are not limited to, profit share revenue recognition and the corresponding impact on contract assets and excess profit share receipts liability and assessing the realizability of deferred tax assets. The Company bases its estimates on historical trends and relevant assumptions that it believes to be reasonable under the circumstances. Accordingly, actual results could be materially different from those estimates.

Income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company establishes valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. On a quarterly basis, the Company evaluates the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making this determination, the Company considers all available positive and negative evidence and made certain assumptions including, among other things, the reversal of its deferred tax liabilities, the overall business environment, its historical earnings and losses, current industry trends and its outlook for future earnings.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step requires a determination whether the weight of available evidence indicates that the tax position has met the threshold for recognition. Therefore, the Company must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires a measurement of the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently complex and requires subjective estimations of such amounts to determine the probability of various possible outcomes. The Company re-evaluates the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

The Company recognizes interest and penalties related to income taxes as a component of income tax expense.

Cash and cash equivalents

Cash and cash equivalents consist of commercial analysis accounts, money market funds and U.S. Treasury securities, including accrued interest earned. The Company considers securities that are highly liquid, readily convertible into cash and have original maturities of less than three months when purchased to be cash equivalents. The Company determines the appropriate classification of the Company's cash and cash equivalents at the time of purchase.

Restricted cash

Restricted cash relates to deposits held in a financial institution for the processing of automated clearing house transactions and funds held by the Company on behalf of our insurance partners, delegated for the use of insurance claim payments. Restricted cash is deposited in commercial analysis accounts at one financial institution. As a third-party administrator of insurance claims and refund adjudication, the Company collects funds from insurance partners which are intended to be used to settle insurance claims and process funds on behalf of the insurance partners. The balance of these funds held on behalf of insurance partners was $10.8 million and $6.5 million as of December 31, 2024 and 2023 respectively, with an offsetting liability included in *Third-party claims administration liability* on the Consolidated Balance Sheets.

Accounts receivable

Accounts receivable includes program fees billed to customers, for which payments are expected to be received within 30 days from billing. The program fees are assessed at the time when the customer uses LPP to certify consumer loans and are billed either as an upfront fee or in 12 equal installments. The Company bills customers for the upfront fee following the month the service is provided and for the monthly installment fee over 12 months.

Contract assets

Contract assets for program fees are increased by recognized and unbilled program fee revenues related to monthly-pay arrangements. Once the program fees for the monthly-pay arrangements for the current month are due, they are reclassified from contract assets and recognized as accounts receivable. Contract assets for profit share and claims administration fees are increased for recognized profit share and claims administration fees revenue and are decreased by payments received from insurance partners. In addition, for profit share variable consideration related to performance obligations that were satisfied in previous periods, the Company evaluates and updates its profit share revenue forecast on a quarterly basis and adjusts its contract assets accordingly. Refer to Note 3 — *Contract Assets and Excess Profit Share Receipts* for additional information.

Allowance for current expected credit losses ("CECL")

The Company maintains a CECL allowance on its accounts receivable and contract assets. The allowance represents an estimate based primarily on market implied lifetime probabilities of default and loss severities for assets with similar risk characteristics. As these inputs are derived from market observations, they inherently include forward-looking expectations about macro-economic conditions. The allowance is evaluated quarterly by the Company for adequacy by taking into consideration factors such as reasonableness of the market implied loss statistics, historical lifetime loss data, and credit quality of the customer base. Provisions for the allowance for expected credit losses attributable to bad debt are recorded as general and administrative expenses. Account balances deemed uncollectible are written off, net of actual recoveries. The Company does not have any material accounts receivable or contract assets receivable balances that are past due and has not written off any material balances in its portfolio for the periods presented. The allowance for expected credit losses on accounts receivable and contract assets receivable, in the aggregate, was less than $0.1 million as of December 31, 2024, 2023 and 2022.

Property and equipment, net

Property and equipment related to furniture, fixtures and equipment and leasehold improvements are recorded at cost, less accumulated depreciation and impairment losses, if any. Maintenance and repairs that do not improve or extend the useful life of the respective asset are expensed as incurred.

Depreciation expense is calculated using the straight-line method based on the estimated useful lives of the assets, which ranges from three to eight years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

Depreciation expense related to our property and equipment was $0.3 million for each of the years ended December 31, 2024, 2023 and 2022, and is recognized within the *General and administrative* line item in the Consolidated Statements of Operations.

The Company's property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the amount recorded may not be recoverable, and if not deemed recoverable based on the assets' expected undiscounted cash flows, an impairment loss is recognized to the extent that the carrying amount exceeds the fair value.

Capitalized software development costs, net

Costs related to internally developed software, including development of the Company's cloud-based LPP solution, are capitalized when preliminary development efforts are successfully completed, and it is probable that the project will be completed and the software will be used as intended. Salaries and compensation costs for employees and fees paid to third-party consultants who are directly involved in development efforts and costs incurred for upgrades and enhancements that result in additional functionality of the software are capitalized and included in *Capitalized software development costs, net* on the Consolidated Balance Sheets. Related training and maintenance costs are expensed as incurred. Amortization of internal-use software begins when the software is ready for its intended use and is generally amortized over three years, the period for which the software is expected to contribute to future cash flows. Refer to Note 4—*Capitalized Software Development Costs* for additional information.

Operating leases

The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement and evaluates whether the lease is an operating lease or a finance lease at the commencement date. The Company recognizes lease right-of-use ("ROU") assets and lease liabilities for operating and finance leases with initial terms greater than 12 months. ROU assets represent the Company's right to use an asset for the lease term, while lease liabilities represent the Company's obligation to make the related lease payments. The ROU assets for operating and finance leases and liabilities are recognized based on the present value of fixed lease payments over the lease term at the lease commencement date. Lease liabilities are calculated as the present value of fixed payments not yet paid at the measurement date. Since the interest rate implicit in the Company's leases is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of its lease payments. The Company's incremental borrowing rate is determined based on the interest rate paid to borrow on a collateralized basis over a similar term.

Operating lease ROU assets are recognized net of any lease prepayments and incentives. Operating lease expense is recognized on a straight-line basis over the lease term. Variable lease payments that are not based on an index or a rate, such as common area maintenance fees, taxes and insurance, are expensed as incurred. Refer to Note 10—*Commitments and Contingencies* for additional information.

Fair value measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

- Level 1 — Quoted prices in active markets for identical assets or liabilities;

- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Excess profit share receipts liability

The excess profit share receipts liability represents the profit share cash consideration received that is in excess of the estimated profit share variable consideration generated by the profit share forecast model in the current period at the individual loan level. The excess profit share receipts liability is increased for payments received from insurance partners to the extent the payments are related to performance obligations satisfied in previous periods related to historic vintages. In addition, the Company evaluates and updates its profit share revenue forecast on a quarterly basis and adjusts its excess profit share receipts liability accordingly. The excess profit share receipts liability is classified as current or non-current on the Consolidated Balance Sheet based on the estimated timing of realizing forecasted losses. Refer to Note 3 — *Contract Assets and Excess Profit Share Receipts* for additional information.

Contingencies

The Company accounts for claims and contingencies in accordance with authoritative guidance that requires it to record an estimated loss from a claim or loss contingency when information available prior to issuance of the consolidated financial statements indicates a liability has been incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. If the Company determines that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred, it discloses the amount or range of estimated loss if material or that the loss cannot be reasonably estimated. Accounting for claims and contingencies requires the Company to use judgment.

Revenue recognition

The Company's revenue is generated through three streams: (i) program fees paid to the Company by automotive lenders, (ii) profit share paid to the Company by insurance partners and (iii) claims administration service fees paid to the Company by insurance partners.

The Company accounts for a contract with a customer when (i) both parties have approved the contract and are committed to perform their respective obligations, (ii) each party's rights and payment terms can be identified, (iii) the contract has commercial substance, and (iv) it is probable the Company will collect substantially all of the consideration it is entitled to receive. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer. In compliance with Financial Accounting Standards Board's Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, when the Company's performance obligations have been completed, the Company estimates the amount of the transaction price it expects to be entitled to under the Company's customer contracts. The Company recognizes subsequent adjustments to an estimated transaction price upon the receipt of additional information or final settlement, whichever occurs first.

Program fee revenue. The Company earns program fees by providing customers with access to and use of LPP. Program fee contracts contain a single performance obligation, which is complete when a loan is certified through

LPP and is issued by the lending institution. Approximately 10% of loan originations are paid through 12-month financing arrangements.

Profit share revenue. Profit share represents the Company's participation in the net underwriting profit of third-party insurance partners who provide automotive lenders with credit default insurance on loans those lenders make using LPP. The Company receives a percentage of the aggregate net monthly insurance underwriting profit over the term of the underlying insured loan. Monthly insurance underwriting profit is calculated as the monthly earned premium less expenses and losses (including reserves for incurred, but not reported losses), with losses accrued and carried forward for future profit share calculations. In periods where the expenses and losses on the aggregated loan portfolio exceed the monthly earned premiums, no profit share payments are received and future monthly insurance underwriting profits earned are reduced until the earned premiums for the aggregate loan portfolio exceed the accumulated losses at the insurance partner level.

The Company fulfills its performance obligation upon placement of the insurance and recognizes profit share revenue based on the amount of cash flows it expects to receive from the insurance company over the term of the underlying insured loan.

The Company uses a forecast model to estimate variable consideration based on undiscounted expected future profit share to be received from its insurance partners. The forecast model projects loan-level earned premiums and insurance claim payments driven by projections of prepayment rate, loan default rate and severity of loss on the Company's remaining active loan portfolio as of the reporting date. These assumptions are derived from an analysis of the historical portfolio performance, prevailing default and prepayment trends, and macroeconomic projections. Estimates of variable consideration generated by the forecast model are constrained to the extent that it is probable that a significant reversal of revenue will not occur in future periods. On a quarterly basis, the Company updates the assumptions used in the forecast model and recognizes a change in estimate adjustment to profit share revenue, contract assets and excess profit share receipts liability in the period.

The Company assesses the default and prepayment assumptions of the forecast model against reported performance and lender delinquency data. The forecast model is updated to consider the actual prepayment rate, default, and severity of results and macroeconomic conditions.

Claims administration services. For the insurance policies issued through the Company's program, the Company provides adjudication services for insurance claims on the third-party insurer's policies for auto loans processed through LPP. The Company earns a monthly service fee which is calculated by the third-party insurance providers as 3% of the monthly net insurance earned premium collected over the life of the underlying loan. In this arrangement, the performance obligation to provide claims administration services is generally satisfied over time, with the customer simultaneously receiving and consuming the benefits as the Company satisfies its performance obligations. Revenue is recognized as the service is provided over the term of the adjudication contract with the insurance partner.

Revenue

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Program fees	$ 57,040	$ 64,092	$ 80,611
Profit share			
New certified loan originations	52,979	66,113	95,733
Change in estimated revenues	(96,102)	(22,812)	(5,677)
Total profit share	(43,123)	43,301	90,056
Claims administration and other service fees	10,107	10,067	8,927
Total revenue	$ 24,024	$ 117,460	$ 179,594

During the years ended December 31, 2024, 2023 and 2022, the Company recorded reductions in estimated profit share revenue for changes in estimates of variable consideration related to performance obligations satisfied in

Notes to Consolidated Financial Statements

previous periods, primarily as a result of forecast assumptions changes due to changes in anticipated loan default rates, prepayment rates and severity of losses.

The reduction of estimated profit share revenue for the year ended December 31, 2024 of $96.1 million was primarily due to heightened delinquencies and corresponding defaults associated with loans originated in 2021 through 2024. For the fourth quarter of 2024, the Company identified a pattern of higher delinquencies among borrowers with fewer positive tradelines and credit builder tradelines, which the Company believes inflated these borrowers' credit bureau scores and caused them to have a higher default rate and ultimate loss ratio than their score would otherwise suggest. In addition, the Company continues to see deterioration in its 2021 and 2022 vintages due to declines in used car values, which along with continued deterioration across all vintages due to continuing elevated claims and delinquencies for the fourth quarter of 2024, increases the likelihood of default. As a result, during the year ended December 31, 2024, the Company reduced its contract assets by $48.5 million and recorded an excess profit share receipts liability of $47.6 million attributable to the change in its expected profit share revenue. Any future adjustments to its profit share revenue forecasts, positive or negative, will impact future profit share revenue.

Research and development costs

Research and development costs consist primarily of employee compensation and benefits, software and data services to support the ongoing development of the Company's lending enablement platform, LPP.

Advertising costs

Advertising costs are typically expensed as incurred and are included in *Selling and marketing* in the accompanying Consolidated Statements of Operations. These costs were $0.8 million and $1.1 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2022, such costs were minimal.

Deferred financing costs

Deferred financing costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense in accordance with the related debt agreement. Deferred financing costs related to the Term Loan due 2027 (as defined hereinafter) are included as a reduction within *Long-term debt, net of deferred financing costs* in the accompanying Consolidated Balance Sheets and amortized as interest expense using the effective interest method over the term of the debt agreement. Deferred financing costs related to the Revolving Credit Facility (as defined hereinafter) are included in *Other assets* on the accompanying Consolidated Balance Sheets and amortized using the straight-line method over the life of the Revolving Credit Facility.

Share-based compensation

The Company issues restricted stock units ("RSUs") with service (time-based) vesting criteria and performance-based restricted stock units ("PSUs") with market or performance criteria.

The Company uses the grant date fair value of RSUs to measure share-based compensation. The Company utilizes the Monte Carlo simulation to measure share-based compensation for PSUs with market conditions. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award to calculate the fair value. The Company uses the grant date fair value for PSUs in which vesting is tied to specific performance criteria. The Company evaluates the probability of achieving performance goals on a quarterly basis and recognizes share-based compensation to the extent achievement of performance goals is considered probable. Any change in estimate affecting the number of shares expected to be issued upon vesting of the PSUs is accounted for as a cumulative adjustment to the compensation expense in the period in which the change occurs. If actual results differ significantly from these estimates, share-based compensation expense and the Company's results of operations could be materially affected.

The Company recognizes compensation expense for unvested awards in the Consolidated Statements of Operations, net of actual forfeitures in the period they occur, on a straight-line basis over the requisite service or performance period. Share-based compensation expense is generally allocated based on the functional responsibilities of the awarded unitholders in the accompanying Consolidated Statements of Operations.

The Company expects to issue shares from treasury stock when stock options are exercised or when RSUs and PSUs vest.

Treasury stock

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders' equity.

Net income (loss) per share

The Company's basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net income (loss) per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net income (loss) per share is the same as basic net income (loss) per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive.

Concentrations of revenue and credit risks

The following table provides a summary of insurance partners contributing more than 10% of total revenue, excluding the profit share revenue change in estimate adjustments, for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Insurance partner A	34 %	35 %	35 %
Insurance partner B	12 %	*	11 %
Insurance partner C	*	*	11 %

* Represents less than 10% of total revenue.

Financial instruments that potentially subject the Company to credit risk consist of *Cash and cash equivalents*, *Restricted cash*, *Accounts receivable, net* and *Contract assets* to the extent of the amounts recorded on the balance sheets.

Cash and cash equivalents are deposited in commercial analysis accounts, money market funds and U.S. Treasury securities at financial institutions with high credit standing. Restricted cash relates to funds held by the Company on behalf of our insurance partners, designated for the use of insurance claim payments. Restricted cash is deposited in commercial analysis accounts at one financial institution. At times, such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on its deposits of cash and cash equivalents and management believes the Company is not exposed to significant risks on such accounts.

The Company's accounts receivable and contract assets are derived from revenue earned from customers. The Company maintains an allowance for expected credit losses on its accounts receivable and contract asset receivable in accordance with CECL.

As of December 31, 2024 and 2023, the Company had one customer that represented 10% and 14% of the Company's accounts receivable, respectively.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU requires additional disclosure related to rate reconciliation, income taxes paid, and other disclosures to improve the effectiveness of income tax disclosures. The ASU is effective for annual periods beginning after December 15, 2024, and applied on a prospective basis. Early adoption and retrospective application is permitted. The Company believes this ASU will have no impact on its consolidated financial statements but may result in additional disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires new disclosures, in a separate note to financial statements, of specified information about certain costs and expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company believes this ASU will have no impact on its consolidated financial statements but will result in additional disclosures.

Recently adopted new accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which provides amendments to improve reportable segments disclosure requirements. The Company adopted ASU 2023-07 for the fiscal year beginning January 1, 2024. As a result, the Company has included the additional required disclosures in Note 13 — *Segment Reporting* with retrospective presentation to all prior periods presented in the financial statements. The adoption of ASU 2023-07 did not impact the Company's results of operations, cash flows, or balance sheets.

Note 3—Contract Assets and Excess Profit Share Receipts

Contract Assets

The Company recognizes contract assets when it transfers services to a customer, recognizes revenue for amounts not yet billed, and the right to consideration is conditional on something other than the passage of time. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. Changes in the Company's contract assets primarily result from the timing difference between the satisfaction of its performance obligation and receipt of the customer's payment.

For performance obligations related to profit share revenue that were satisfied in previous periods, the Company evaluates and updates its profit share revenue forecast on a quarterly basis and adjusts contract assets accordingly. An increase in the profit share revenue forecast associated with performance obligations satisfied in previous periods, or historic vintages, is reported as a positive change in estimate and generates an increase in our contract asset, additional revenues and future expected cash flows. A decrease in the profit share revenue forecast associated with historic vintages is reported as a negative change in estimate and generates a decrease in our contract asset, a reduction in revenues and future expected cash flows. As the expected profit share variable consideration and related contract assets are recorded and updated on a quarterly basis, the amounts disclosed as "Changes in estimates of revenue from performance obligations satisfied in previous periods" in the table below includes adjustments to revenue recorded in the previous quarters of the same fiscal year reported.

Contract assets balances for the periods indicated below were as follows:

	Contract Assets			
	Profit Share	Program Fee	TPA Fee	Total
	(in thousands)			
Ending balance as of December 31, 2022	$ 65,889	$ 7,932	$ 1,609	$ 75,430
Increase of contract assets due to new business generation	66,113	64,245	10,055	140,413
Change in estimates of revenue from performance obligations satisfied in previous periods	(22,812)	—	—	(22,812)
Payables (receivables) transferred from contract assets	—	(67,440)	—	(67,440)
Payments received from insurance carriers	(86,383)	—	(9,942)	(96,325)
Provision for expected credit losses	48	1	(1)	48
Ending balance as of December 31, 2023	22,855	4,738	1,721	29,314
Increase of contract assets due to new business generation	52,979	57,350	10,107	120,436
Change in estimates of revenue from performance obligations satisfied in previous periods[(1)]	(48,546)	—	—	(48,546)
Payables (receivables) transferred from contract assets	5,144	(58,865)	—	(53,721)
Payments received from insurance carriers	(22,834)	—	(9,624)	(32,458)
Provision for expected credit losses	35	6	1	42
Ending balance as of December 31, 2024	$ 9,633	$ 3,229	$ 2,205	$ 15,067

[(1)] Includes $(5.1) million of estimated, non-recurring charges associated with future claim payments and previous profit share.

As of December 31, 2024 and 2023, the Company's contract assets estimated to be received within one year consisted of $10.0 million and $28.7 million, respectively, and the portion estimated to be received beyond one year, consisted of $5.1 million and $0.6 million, respectively.

Excess Profit Share Receipts Liability

During the year ended December 31, 2024, the Company recorded a reduction in estimated profit share revenues of $96.1 million for changes in estimates of variable consideration primarily as a result of actual portfolio performance and forecast assumption changes related to increases in loan default frequency, partially offset by lower than anticipated severity of losses. The negative change in estimate related to profit share revenue caused the cash consideration previously received to be in excess of the expected profit share consideration at the loan level. The amount of excess funds and the forecasted losses were recorded as an excess profit share receipts liability and will be impacted by future changes in estimate related to profit share revenue. The excess profit share receipts liability is based on the current forecast of future losses of the active loan portfolio. There is generally no contractual obligation to return the excess funds while an insurance partner is actively participating in our profit share program; however, future expected profit share cash flows may be reduced.

The excess profit share receipts liability balance for the periods indicated below were as follows:

	Profit Share
	(in thousands)
Ending balance as of December 31, 2023	$ —
Change in estimates of profit share revenue	47,556
Payments received from insurance carriers	—
Ending balance as of December 31, 2024	$ 47,556

Contract Costs

The fulfillment costs associated with the Company's contracts with customers generally do not meet the criteria for capitalization and therefore are primarily expensed as incurred.

Note 4—Capitalized Software Development Costs

The following table provides a summary of the Company's capitalized software development costs, as of the dates indicated:

	December 31,	
	2024	2023
	(in thousands)	
Capitalized software development costs	$ 6,630	$ 4,881
Accumulated amortization	(1,244)	(1,794)
Total capitalized software development costs, net	$ 5,386	$ 3,087

Amortization expense was $1.4 million, $0.8 million and $0.6 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is recognized within the *Cost of services, General and administrative* and *Research and development* line items in the Consolidated Statements of Operations.

Note 5—Long-term Debt

The following table provides a summary of the Company's debt as of the dates indicated:

	December 31,	
	2024	**2023**
	(in thousands)	
Term Loan due 2027	$ 140,625	$ 145,313
Revolving Credit Facility	—	—
Less: Unamortized deferred financing costs	(908)	(1,268)
Total debt	139,717	144,045
Less: current portion of debt	(7,500)	(4,688)
Total long-term debt, net of deferred financing costs	**$ 132,217**	**$ 139,357**

Credit Agreement—Term Loan due 2027, and Revolving Credit Facility

On September 9, 2022, the Company entered into a First Amendment to its existing credit agreement (the "First Amendment") with Wells Fargo Bank, N.A. ("Wells Fargo"), as the administrative agent, and the financial institutions party thereto, as the lenders. The First Amendment provided the Company senior secured credit facilities in an aggregate principal amount of $300 million, which (i) established a term loan due 2027 with a principal amount of $150 million, (the "Term Loan due 2027"), and (ii) increased the borrowing capacity on the existing revolving credit facility to $150 million (the "Revolving Credit Facility"), both scheduled to mature on September 9, 2027 (collectively, the "Credit Agreement").

Borrowings under the Credit Agreement bear interest at a rate equal to either (i) an Alternate Base rate ("ABR") or (ii) the term Secured Overnight Financing Rate ("SOFR") plus 0.10% ("Adjusted SOFR") plus a spread that is based upon the Company's total net leverage ratio. The spread ranges from 0.625% to 1.375% per annum for ABR loans and 1.625% to 2.375% per annum for Adjusted SOFR loans. With respect to the ABR loans, interest is payable at the end of each calendar quarter. With respect to the Adjusted SOFR loans, interest is payable at the end of the selected interest period (at least quarterly). Additionally, there is an unused commitment fee payable at the end of each quarter at a rate per annum ranging from 0.15% to 0.225% based on the average daily unused portion of the Revolving Credit Facility and other customary letter of credit fees. Pursuant to the Credit Agreement, the interest rate spread and commitment fees increase or decrease in increments as the Company's Funded Secured Debt/ EBITDA ratio increases or decreases.

As of December 31, 2024, the Term Loan due 2027 and the Revolving Credit Facility were both subject to an Adjusted SOFR rate of 4.429% plus a spread of 2.375% per annum. Commitment fees were accrued at 0.225% under the Revolving Credit Facility's unused commitment balance of $150.0 million as of December 31, 2024. As of December 31, 2024 and 2023, the effective interest rate on the Company's outstanding borrowings was 7.050% and 7.348%, respectively.

Unamortized deferred financing costs related to the Term Loan due 2027 and the Revolving Credit Facility were $0.9 million and $0.2 million, respectively, as of December 31, 2024.

The obligations of the Company under the Credit Agreement are guaranteed by all of the Company's U.S. subsidiaries and are secured by substantially all of the assets of the Company and its U.S. subsidiaries, subject to customary exceptions. The Credit Agreement contains a maximum total net leverage ratio financial covenant and a minimum fixed charge coverage ratio financial covenant, which are tested quarterly. The maximum total net leverage ratio is 3.0:1 and the minimum fixed charge coverage ratio is 1.25:1. As of December 31, 2024, the Company was in compliance with all required covenants under the Credit Agreement.

Principal Maturities of Debt

Principal maturities of debt outstanding as of December 31, 2024 are as follows:

	(in thousands)
2025	7,500
2026	7,500
2027	125,625
Total	**$ 140,625**

Note 6—Stockholders' Equity

On June 11, 2020, the Company's common stock began trading on the Nasdaq Stock Market LLC under the symbol "LPRO." Pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Company was authorized to issue the following shares and classes of capital stock, each with a par value of $0.01 per share: (i) 550,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock.

Share Repurchase Program

In November 2022, the Board of Directors authorized a share repurchase program (the "Share Repurchase Program"), allowing the Company to repurchase up to $75.0 million of the Company's outstanding common stock until March 31, 2024. Pursuant to the Share Repurchase Program, the Company repurchased 5,233,065 and 2,643,306 shares at an average price of $7.13 and $6.82 for a total of $37.3 million and $18.0 million, excluding excise tax, during the years ended December 31, 2023 and 2022, respectively. These shares were recorded to Treasury stock, at cost in the Consolidated Balance Sheets, which includes $0.3 million of excise tax paid in October 2024.

Common Stock

During the year ended December 31, 2024, the Company repurchased no shares of common stock and issued 530,206 shares of common stock, net of shares withheld for taxes, related to RSUs that vested during 2024.

During the year ended December 31, 2023, the Company repurchased 5,233,065 shares of common stock and issued 406,801 shares of common stock, net of shares withheld for taxes, related to RSUs that vested during 2023.

As a result of these events, the Company's outstanding common stock was 119,350,001 shares, net of treasury shares, as of December 31, 2024.

Note 7—Share-Based Compensation

2020 Stock Option and Incentive Plan (the "2020 Plan")

The 2020 Plan, approved by Nebula's stockholders on June 9, 2020, provides for the grant of stock options, stock appreciation rights, restricted stock units and other stock or cash-based awards. As of December 31, 2024, 24,421,694 shares were available for issuance under the 2020 Plan.

Share-based compensation expense recorded for each type of award and the related income tax benefits were as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Time-based restricted stock units	$ 7,771	$ 8,010	$ 5,458
Performance-based restricted stock units	461	965	(727)
Stock options	445	517	718
Total share-based compensation expense	**$ 8,677**	**$ 9,492**	**$ 5,449**
Income tax benefit related to share-based compensation	**$ 743**	**$ 253**	**$ 54**

Time-Based Restricted Stock Units

RSUs represent the right to receive shares of common stock at the end of the vesting period in an amount equal to the number of RSUs that vest. RSUs are subject to restrictions on transfer and are generally subject to a risk of forfeiture if the award recipient ceases providing services to the Company prior to the lapse of the restriction. The fair value used to calculate share-based compensation expense of such RSUs is determined using the closing price on the date of grant applied to the total number of shares that were anticipated to fully vest based on schedules as set forth in the respective award agreements, generally over four years.

The following table summarizes the RSU activity for the year end December 31, 2024:

	Time-Based Restricted Stock Units	
	Number of Awards	Weighted Average Fair Value at Grant Date
Outstanding as of December 31, 2023	**2,820,534**	**$ 8.77**
Granted	1,796,721	5.87
Vested	(729,175)	10.10
Forfeited	(1,089,141)	7.09
Outstanding as of December 31, 2024	**2,798,939**	**$ 7.22**

The total fair value of the RSUs that vested during the years ended December 31, 2024, 2023 and 2022 was $4.7 million, $4.2 million, and $0.9 million respectively.

Performance-Based Restricted Stock Units

During the year ended December 31, 2022, PSUs were granted with a three-year performance period. The terms and conditions of the PSUs allow for vesting of the awards ranging between forfeiture and 100% of target. PSUs represent the right to receive shares of common stock at the end of the vesting period in an amount equal to the number of PSUs that vest. PSUs are subject to restrictions on transfer and are generally subject to a risk of forfeiture if the award recipient ceases providing services to the Company prior to the lapse of the restriction.

During the years ended December 31, 2024 and 2023, PSUs were granted with a three-year performance period. The terms and conditions of the PSUs allow for vesting of the awards ranging between forfeiture and 200% of target. The vesting level is calculated based on the total stockholder return achieved during the performance period compared to the total stockholder return of a predetermined peer group. The fair value of the PSUs was determined using a Monte Carlo simulation and will be recognized over the requisite service period. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the performance condition stipulated in the award to calculate the fair value of the award. Expected volatility in the model was estimated using a historical period consistent with the performance period of approximately three years. The risk-free interest rate was based on the United States Treasury rate for a term commensurate with the expected life of the grant.

The Company used the following assumptions to estimate the fair value of PSUs granted during the periods indicated:

	Year Ended December 31,	
	2024	2023
Risk-free interest rate	5 %	5 %
Volatility	62 %	63 %

The following table summarizes the PSU activity for the year ended December 31, 2024:

	Performance-Based Restricted Stock Units	
	Number of Awards	Weighted Average Fair Value at Grant Date
Outstanding as of December 31, 2023	**441,390**	**$ 17.90**
Granted	599,081	5.48
Vested	(24,427)	33.44
Forfeited	(318,806)	15.86
Outstanding as of December 31, 2024	**697,238**	**$ 7.62**

The total fair value of the PSUs that vested during the year ended December 31, 2024 was $0.2 million. No PSUs vested during the years ended December 31, 2023 and 2022.

Stock Options

The Company's outstanding stock options vest, subject to the continued employment of the grantees, in equal annual installments over four years following the grant date. The contractual term for the exercisability of the stock options is ten years from the grant date. The following table summarizes the stock option activity for the year ended December 31, 2024:

	Stock Options		
	Number of Awards	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)
Outstanding as of December 31, 2023	**140,049**	**$ 33.56**	**6.81**
Expired	(13,810)	33.56	
Forfeited	(3,274)	33.56	
Outstanding as of December 31, 2024	**122,965**	**$ 33.56**	**6.00**
Vested and expected to vest at December 31, 2024	**122,965**	**$ 33.56**	**6.00**
Exercisable at December 31, 2024	**122,965**	**$ 33.56**	**6.00**

The Company's stock options had no intrinsic value as of December 31, 2024, 2023 and 2022.

Unrecognized Share-Based Compensation Expense

The following table reflects future compensation expense to be recorded for share-based compensation awards that were outstanding as of December 31, 2024:

	Unrecognized Expense	Weighted Average Amortization Period (Years)
	(in thousands)	
Time-based restricted stock units	$ 14,786	2.54
Performance-based restricted stock units	1,736	1.81
Total unrecognized stock-based compensation expense	**$ 16,522**	**2.46**

Note 8—Net Income (Loss) Per Share

Basic net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed based on the weighted average number of common shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the applicable methods. The potentially dilutive common shares during the years ended December 31, 2024, 2023 and 2022 include unexercised stock options, unvested time-based restricted stock units and unvested performance-based restricted stock units whose performance conditions have been satisfied. The potentially dilutive common shares during the same periods did not include performance-based restricted stock units if the performance conditions of these awards have not been satisfied. The potentially dilutive common shares are included in the calculation of diluted net income (loss) per share only when their effect is dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands, except share and per share data)		
Basic net income (loss) per share:			
Numerator			
Net income (loss)	$ (135,010)	$ 22,070	$ 66,620
Net income (loss) attributable to common stockholders	$ (135,010)	$ 22,070	$ 66,620
Denominator			
Weighted average common shares outstanding	119,179,766	120,826,644	126,108,329
Basic net income (loss) per share attributable to common stockholders	$ (1.13)	$ 0.18	$ 0.53
Diluted net income (loss) per share:			
Numerator			
Net income (loss) attributable to common stockholders	$ (135,010)	$ 22,070	$ 66,620
Denominator			
Basic weighted average common shares outstanding	119,179,766	120,826,644	126,108,329
Dilutive effect of time-based and performance-based restricted stock units outstanding	—	648,236	153,285
Diluted weighted average common shares outstanding	119,179,766	121,474,880	126,261,614
Diluted net income (loss) per share attributable to common stockholders	$ (1.13)	$ 0.18	$ 0.53

The following potentially dilutive outstanding securities for the years ended December 31, 2024, 2023 and 2022 were excluded from the computation of diluted net income (loss) per share because their effect would have been anti-dilutive for the periods presented, or the issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods:

	Year Ended December 31,		
	2024	2023	2022
Stock options	122,965	140,049	172,461
Time-based restricted stock units	2,798,939	280,702	411,349
Performance-based restricted stock units	697,238	424,675	159,965
Total	3,619,142	845,426	743,775

Note 9—Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis. These assets, including property and equipment, capitalized software development costs and operating lease right-of-use assets, are subject to fair value adjustments whenever events or circumstances indicate the carrying value of the assets may not be recoverable and are subsequently written down to fair value when impaired. During the years ended December 31, 2024, 2023 and 2022, the Company had no significant impairment charges related to its property and equipment, capitalized software development costs or operating lease right-of-use assets.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company's financial assets measured at fair value on a recurring basis were as follows (in thousands):

	Total		Level 1		Level 2		Level 3	
		Fair value measurement as of December 31, 2024						
		(in thousands)						
Cash equivalents:								
Money market funds	$	238,198	$	238,198	$	—	$	—
Total	**$**	**238,198**	**$**	**238,198**	**$**	**—**	**$**	**—**

	Total		Level 1		Level 2		Level 3	
		Fair value measurement as of December 31, 2023						
		(in thousands)						
Cash equivalents:								
Money market funds	$	12,671	$	12,671	$	—	$	—
U.S. Treasury securities		199,121		199,121		—		—
Total	**$**	**211,792**	**$**	**211,792**	**$**	**—**	**$**	**—**

The amounts reported in the Consolidated Balance Sheets as current assets or current liabilities, including *Cash*, *Restricted cash*, *Accounts receivable, net*, *Current contract assets, net*, *Other current assets*, *Accounts payable* and *Accrued expenses*, each approximate their fair value due to the short-term maturities of the instruments.

The carrying amount of the Company's debt approximates its fair value due to its variable interest rate. The fair value is determined using the Adjusted SOFR, plus an applicable spread, a Level 2 classification in the fair value hierarchy. Refer to Note 5 - *Long-term Debt* for the carrying amount of the Company's debt.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of any level for the years ended December 31, 2024 and 2023.

Note 10—Commitments and Contingencies

Operating Leases

The Company has two real estate operating leases. One is associated with its corporate headquarters in Austin, Texas, which commenced on September 1, 2020 and expires on January 31, 2029, and the other is associated with additional office space in Irving, Texas, which commenced on August 19, 2024 and expires on January 31, 2030. Both lease agreements provide a five year lease term extension option, which were not included in the Company's lease ROU asset and lease liability balances as of December 31, 2024. Both lease agreements contain lease and non-lease components that are accounted for as a single lease component.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded the following lease expenses:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Operating lease expense	$ 1,006	$ 953	$ 953
Variable lease payments	322	401	408
Total lease expense	**$ 1,328**	**$ 1,354**	**$ 1,361**

Additional information related to the Company's operating lease is as follows:

	Year Ended December 31,		
	2024	2023	2022
	($ in thousands)		
Operating cash outflows	$ 927	$ 896	$ 871
ROU assets obtained in exchange for new lease liabilities	$ 594	$ —	$ —
Weighted average remaining lease term (in years)	4.23	5.08	6.08
Weighted average discount rate	8.58 %	7.72 %	7.72 %

The current and non-current lease liabilities are reflected in *Other current liabilities* and *Operating lease liabilities*, respectively, on the Company's Consolidated Balance Sheets, as follows:

	December 31,	
	2024	2023
	(in thousands)	
Other current liabilities	$ 779	$ 632
Operating lease liabilities	3,273	3,450
Total operating lease liability	**$ 4,052**	**$ 4,082**

The maturity of the Company's operating lease liabilities as of December 31, 2024 is as follows:

	(in thousands)
2025	$ 1,044
2026	1,101
2027	1,142
2028	1,171
2029	241
Thereafter	13
Total undiscounted liabilities	**4,712**
Less: Imputed interest	660
Present value of lease liabilities	**$ 4,052**

Purchase Commitments

The Company has entered into a non-cancellable minimum purchase commitment for third-party credit data services. The expected payments for the minimum purchase commitment at December 31, 2024 were as follows:

	(in thousands)
2025	$ 2,000
2026	2,000
2027	2,000
Total purchase commitments	**$ 6,000**

Contingencies

As of December 31, 2024, the Company was not involved in any claim, proceeding or litigation which may be deemed to have a material adverse effect that has not been recorded in the Company's consolidated financial statements.

Note 11—Retirement Plan

The Company has a 401(k) profit-sharing plan (the "401(k) Plan") for the benefit of all employees who have attained the age of 21 years old and have completed 60 days of service. Eligible employees may contribute to the 401(k) Plan subject to certain limitations. Under the provisions of the 401(k) Plan, the Company will make a safe harbor non-elective contribution equal to 3% of each participant's compensation and may make discretionary matching contributions, as well as profit-sharing contributions, as determined by management. The Company made no profit-sharing contributions during the years ended December 31, 2024, 2023 and 2022. The Company made safe harbor non-elective contributions of $1.1 million, $0.9 million and $0.7 million to the 401(k) Plan during the years ended December 31, 2024, 2023 and 2022, respectively.

Note 12—Income Taxes

The components of the Company's income tax expense attributable to operations are as follows:

		Year Ended December 31,				
		2024		**2023**		**2022**
		(in thousands)				
Current tax expense (benefit)						
Federal	$	69	$	10,091	$	22,029
State		223		1,682		4,516
Deferred tax expense (benefit)						
Federal		57,037		(2,821)		(4,165)
State		13,076		(2,164)		4,540
Income tax expense	$	**70,405**	$	**6,788**	$	**26,920**

The Company's income tax expense attributable to operations differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate to income (loss) before taxes is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Income tax expense computed at the statutory rate	21.0 %	21.0 %	21.0 %
State income taxes	4.5	—	7.7
Officer's compensation limitation under 162(m)	(1.3)	2.5	0.7
Stock-based compensation	(0.7)	1.1	0.5
Valuation allowance	(133.2)	—	—
Other, net	0.7	(1.1)	(1.1)
Effective tax rate	**(109.0)%**	**23.5 %**	**28.8 %**

The effective tax rate for the year ended December 31, 2023 includes a decrease in state income tax expense associated with the remeasurement of the Company's deferred tax assets for increases to estimated tax rates expected to be applied in future years.

The components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2024	**2023**
	(in thousands)	
Deferred tax assets		
Amortizable intangible assets	$ 68,262	$ 73,650
Operating lease liability	996	995
Accrued expenses	1,332	1,418
Excess profit share receipts	11,692	—
Carryforwards	6,839	—
Other	26	—
Total deferred tax assets[1]	**89,147**	**76,063**
Valuation allowance	(86,050)	—
Total deferred tax assets, net of valuation allowance	**$ 3,097**	**$ 76,063**
Deferred tax liabilities		
Contract assets	(1,997)	(4,056)
Operating lease right-of-use asset	(953)	(972)
Property and equipment	(147)	(463)
Other	—	(459)
Total deferred tax liabilities	**(3,097)**	**(5,950)**
Deferred tax asset, net	**$ —**	**$ 70,113**

As of December 31, 2024, the Company has assessed whether it is more likely than not that the Company's deferred tax assets will be realized and given the magnitude of the current year losses related the Company's profit share revenue change in estimate, recorded a full valuation allowance of $86.1 million. The valuation allowance will be maintained until there is sufficient evidence to support the reversal of all or some portion of these allowances. The exact timing and amount of the valuation allowance release are subject to change based on the level of profitability the Company is able to achieve.

At December 31, 2024, the Company generated net operating loss ("NOL") carry forwards for U.S. federal income tax purposes of approximately $26.5 million which will be available to offset future U.S. federal taxable income and do not expire.

At December 31, 2024, the Company generated NOL carry forwards for U.S. state income tax purposes of approximately $15.9 million, which will be available to offset future state taxable income and will begin to expire in various dates starting in 2039. At December 31, 2024, it is more likely than not that the benefit from Federal and state NOL carryforwards will not be realized.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Balance, beginning of year	**$ 3,968**	**$ 3,935**	**$ —**
Increases for tax positions related to the current year	68	109	77
Increases for tax positions related to prior years	674	397	3,858
Decreases for tax positions related to prior years	—	(473)	—
Balance, end of year	**$ 4,710**	**$ 3,968**	**$ 3,935**

At December 31, 2024 and 2023, the Company had accrued interest and penalties related to unrecognized tax benefits of approximately $0.6 million and $0.4 million, respectively.

As of December 31, 2024, the liability for unrecognized tax benefits includes certain tax uncertainties related to research tax credits and tax positions in various state jurisdictions. The Company believes it is not reasonably possible that the unrecognized tax benefits will significantly change during the next twelve months.

The Company files its federal and state income tax returns and some of these returns remain open for examination, with the earliest open years in its key jurisdictions as follows:

U.S. Federal	2016
State of Texas	2016
State of New York	2017
State of Illinois	2021

Note 13—Segment Reporting

The Company has evaluated how it is organized and managed and has identified one operating segment. During the year ended December 31, 2024, the Company's chief operating decision maker was the Chief Executive Officer and Interim Chief Financial Officer (the "CODM"). The CODM manages the business as a multi-service provider of lending enablement and risk analytics to automotive lenders, coupled with real-time underwriting of loan default insurance and claim administration services. The CODM reviews financial information including operating results and assets on a consolidated basis, accompanied by disaggregated information about the Company's revenue. For information about how the Company derives revenue, as well as the Company's accounting policies, refer to Note 2 —*Summary of Significant Accounting and Reporting Policies*. All of the Company's operations and assets are in the U.S., and all of its revenues are attributable to U.S. customers.

The CODM uses multiple measures of performance including consolidated net income to assess performance, evaluate cost optimization, and allocate financial, capital and personnel resources. These measures are used in the annual operating plan and forecasting process as well as ongoing decisions driven by the monthly reviews of the plan versus actual results. The measure of segment assets is reported on the Company's Consolidated Balance Sheets as total consolidated assets.

The following table sets forth significant expense categories and other specified amounts included in consolidated net income that are reviewed by the CODM, or are otherwise regularly provided to the CODM, for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Revenue			
Program fees	$ 57,040	$ 64,092	$ 80,611
Profit share	(43,123)	43,301	90,056
Claims administration and other service fees	10,107	10,067	8,927
Total revenue	**24,024**	**117,460**	**179,594**
Cost of services			
Employee compensation and benefits	8,371	7,520	4,102
Share-based compensation	624	684	339
Depreciation and amortization	604	77	—
Other cost of services[1]	14,256	14,001	15,527
Gross profit	**169**	**95,178**	**159,626**
Operating expenses			
Employee compensation and benefits	33,661	30,719	31,786
Share-based compensation	8,053	8,808	5,110
Professional fees	9,127	8,468	9,824
IT services	4,357	4,149	3,528
Depreciation and amortization	1,070	1,082	915
Other[2]	9,279	12,877	10,848
Total operating expenses	**65,547**	**66,103**	**62,011**
Operating income (loss)	**(65,378)**	**29,075**	**97,615**
Other income (expense)			
Interest expense	(11,317)	(10,661)	(5,832)
Interest income	12,090	10,335	1,995
Other income (expense), net	—	109	(238)
Total other expense, net	773	(217)	(4,075)
Income (loss) before income taxes	(64,605)	28,858	93,540
Income tax expense	70,405	6,788	26,920
Net income (loss)	$ (135,010)	$ 22,070	$ 66,620

[1] Other cost of services primarily consists of costs incurred to third party partners for partner commissions, fees paid for actuarial services, fees for integration with the loan origination system of automotive lenders and fees paid to credit bureaus and data service providers.

[2] Other operating expenses includes marketing expenses, insurance expenses, travel expenses, meals and entertainment expenses, facilities expenses and business development expenses.

Note 14—Subsequent Events

On March 31, 2025, the Board of Directors (the "Board") of the Company announced that the Board has appointed Jessica Buss as the Chief Executive Officer of the Company, effective immediately. Charles D. Jehl will continue to serve as the interim Chief Financial Officer during a transitionary period and will remain a non-employee member of the Board following such transitionary period.



Corporate Information

Board of Directors

Jessica Buss
Chief Executive Officer,
Open Lending Corporation

Adam Clammer
Founding Partner and Co-Chief Executive Officer,
True Wind Capital

Eric A. Feldstein
Executive Vice President and
Chief Financial Officer,
New York Life Insurance
Company

Blair J. Greenberg
Partner,
Bregal Sagemount

Thomas K. Hegge
Director,
True Wind Capital

Charles D. Jehl
Interim Chief Financial Officer,
Open Lending Corporation

Shubhi Rao
Founder and Chief Executive
Officer,
Uplevyl

Gene Yoon
Managing Partner,
Bregal Sagemount

Executive Officers

Michelle Glasl
Chief Operating Officer

Sarah Lackey
Chief Technology Officer

Matthew R. Roe
Chief Revenue Officer

Matthew S. Stark
Chief Legal and Compliance Officer and Corporate
Secretary



1501 S. Mopac Expressway, Suite 450 | Austin, TX 78746
www.openlending.com | 512.892.0400